SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

EXHIBITS

Exhibit Number		Page Number
1.1	Circular regarding (1) discloseable transaction in relation to proposed acquisition of CDMA business, (2) continuing connected transactions and (3) proposed amendments to articles of association, dated August 1, 2008.	A-1

1.2	Notice of the extraordinary general meeting, dated August 1, 2008.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 1, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

(1) DISCLOSEABLE TRANSACTION IN RELATION TO

PROPOSED ACQUISITION OF CDMA BUSINESS

(2) CONTINUING CONNECTED TRANSACTIONS

(3) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Financial Adviser to China Telecom Corporation Limited

Financial Adviser to China Telecommunications Corporation

with respect to the acquisition of the CDMA Network

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A letter from the Independent Board Committee of China Telecom Corporation Limited is set out on pages 36 to 37 of this circular. A letter from ING Bank N.V. containing its advice to the Independent Board Committee is set out on pages 38 to 61 of this circular.

A notice dated 1 August 2008 convening an extraordinary general meeting of the Company to be held in 31 Jinrong Street, Xicheng District, Beijing, PRC on 16 September 2008 at 11:00 a.m. is set out on pages 70 to 72 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

1 August 2008

DEFINITIONS

“Acquired Business”	the entire CDMA Business owned and operated by CUCL prior to the Completion Commencement Date and relevant assets (including certain CDMA and GSM shared base stations and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities in relation to the CDMA subscribers agreed between the parties in the Acquisition Agreement and, for the avoidance of doubt, excluding the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd.

“Acquisition Agreement”	the acquisition agreement and the appendices in relation to the Proposed Business Acquisition entered into between the Company, CUCL and Unicom on 27 July 2008

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, with each ADS representing 100 H Shares

“Ancillary Telecommunications Services Framework Agreement”	the ancillary telecommunications services framework agreement dated 30 August 2006 between the Company and China Telecom Corporation

“Ancillary Telecommunications Services Framework Supplemental Agreement”

the ancillary telecommunications services framework supplemental agreement dated 27 July 2008 between the Company and China Telecom Corporation to amend the terms of the Ancillary Telecommunications Services Framework Agreement

“ARPU”	average revenue per user

“Articles of Association”	the articles of association of the Company

“associate”	has the meaning given to it by the Listing Rules

“Board”	the board of Directors

“Capacity”	capacity on the constructed CDMA Network required by the Company to operate the CDMA Business measured in terms of the actual number of subscribers

DEFINITIONS

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Business”	the business of providing, operating or marketing the provision of CDMA telecommunications business by the Unicom Group

“CDMA Network”	the CDMA cellular telecommunications network constructed by Unicom New Horizon

“China Telecom Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability and whose H Shares and American depositary shares are listed on the Main Board of the Stock Exchange and the New York Stock Exchange, respectively

“Completion”	the completion of the Proposed Business Acquisition

“Completion Commencement Date”	1 October 2008 or such other date as may be agreed by the parties under the Acquisition Agreement

“Comprehensive Services Framework Agreement”	the comprehensive services framework agreement dated 13 April 2004 between the Company and China Telecom Corporation

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom, which at the date of this circular operates the CDMA Business

“Directors”	the directors of the Company

DEFINITIONS

“Engineering Framework Agreement”	the engineering framework agreement dated 30 August 2006 between the Company and China Telecom Corporation

“Engineering Framework Supplemental Agreement”	the engineering framework supplemental agreement dated 27 July 2008 between the Company and China Telecom Corporation to amend the terms of the Engineering Framework Agreement

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 16 September 2008

“Final Consideration”	the final purchase price as determined following adjustment of the Initial Consideration in accordance with the price adjustment mechanism in the Acquisition Agreement

“Framework Agreement”	the framework agreement in relation to the Proposed Business Acquisition entered into between the Company, CUCL and Unicom on 2 June 2008

“Group”	the Company and its subsidiaries from time to time

“GSM”	global cellular system for mobile communications, a digital cellular telephone system operating in the 900 MHz, 1800 MHz and 1900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

DEFINITIONS

“Independent Board Committee”	the committee of Directors, consisting of Zhang Youcai, Lo Hong Sui, Vincent, Shi Wanpeng, Xu Erming and Tse Hau Yin, Aloysius, who are independent non-executive Directors, formed to advise the Independent Shareholders in respect of the Telecom CDMA Lease and the Nonexempt Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than China Telecom Corporation and its associates

“ING” or “Independent Financial Adviser”	ING Bank N.V., acting as the independent financial adviser, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

“Interconnection Settlement Agreement”	the interconnection settlement agreement dated 10 September 2002 between Company and China Telecom Corporation

“Interconnection Settlement Supplemental Agreement”	the interconnection settlement supplemental agreement dated 27 July 2008 between the Company and China Telecom Corporation to amend the terms of the Interconnection Settlement Agreement

“Joint Announcement”	the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector jointly issued by the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance on 24 May 2008

“Jointly Used CDMA Network Assets”	assets which are jointly used by the CDMA Business or network, and other business or network of CUCL

“Latest Practicable Date”	28 July 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Guizhou, Gansu and Qinghai provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecom Corporation

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“MHz”	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second

“MOU”	minutes of usage

“Network Sellers”	Unicom Parent and Unicom New Horizon

“Non-exempt Continuing Connected Transactions”	continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement), the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) and the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement)

“PRC”	the People’s Republic of China which, for the purposes of this circular, not including Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Business Acquisition”	the proposed acquisition of the Acquired Business from CUCL by the Company (including the acquisition of the equity interest in China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.)

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

DEFINITIONS

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated 27 July 2008 between the Company and China Telecom Corporation

“Telecom CDMA Business Revenue”	the service revenue generated by the Company in the course of operating its CDMA telecommunication business which shall be calculated by the total revenue from the CDMA Business under IFRS minus any upfront non-refundable revenue arising out of the CDMA Business and any revenue from sale of telecommunication products in connection with the CDMA Business

“Total Capacity”	capacity on the constructed CDMA Network measured in terms of total number of subscribers

“UBS”	UBS AG, acting through its business group UBS Investment Bank, a registered institution under the SFO to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities

“Unicom”	China Unicom Limited, a company incorporated in Hong Kong whose shares are listed in the Main Board of the Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange

“Unicom CDMA Lease”	the CDMA network capacity lease agreement dated 26 October 2006 between Unicom Telecommunications, Unicom New Horizon and Unicom Parent

“Unicom CDMA Service Revenue”	the service revenue generated by Unicom in the course of operating its CDMA telecommunication business exclusive of the total revenue from the sale of telecommunication products

“Unicom Group”	Unicom and CUCL

DEFINITIONS

“Unicom New Horizon”	Unicom New Horizon Corporation Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Parent

“Unicom Parent”	China United Telecommunications Corporation, a limited liability company incorporated in the PRC and the ultimate shareholding company of Unicom

“Unicom Telecommunications”	China United Telecommunications Corporation Limited, a company incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange, and a company in which as at the Latest Practicable Date Unicom Parent holds an approximate 60.74% equity interest

For your convenience, this circular contains translations between HK$ and RMB amounts at RMB0.87511 = HK$1.00, the prevailing rate on 25 July 2008. The translations are not representations that the RMB could actually be converted into HK$ at such rate, or at all.

The Company would like to caution readers about the forward-looking nature of certain of the statements herein. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond its control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s ability to successfully execute its business strategies. In addition, these forward-looking statements reflect the Company’s current views with respect to future events but are not a guarantee of future performance. The Company does not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Leng Rongquan	Xicheng District
Wu Andi	Beijing 100140, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Li Ping	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Wanchai, Hong Kong
Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Zhang Youcai
Lo Hong Sui, Vincent
Shi Wanpeng
Xu Erming
Tse Hau Yin, Aloysius

1 August 2008

To the Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE TRANSACTION IN RELATION TO

PROPOSED ACQUISITION OF CDMA BUSINESS

(2) CONTINUING CONNECTED TRANSACTIONS

(3) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

1	INTRODUCTION

Reference is made to the announcement of the Company dated 2 June 2008 and 28 July 2008 in relation to the Proposed Business Acquisition.

LETTER FROM THE BOARD

The Board announced on 2 June 2008 that the Company entered into the Framework Agreement on 2 June 2008 with CUCL and Unicom regarding the Proposed Business Acquisition. The Framework Agreement is legally binding but does not contain all the necessary details in relation to the Proposed Business Acquisition and the Company, CUCL and Unicom proceeded to discuss and agree on detailed transaction agreements for the Proposed Business Acquisition.

On 28 July 2008, the Board announced that, following further due diligence and negotiation, the Company, CUCL and Unicom entered into the Acquisition Agreement on 27 July 2008. On the same date, the Company and China Telecom Corporation entered into the Telecom CDMA Lease.

The Board also announced that in order to streamline the management of certain existing continuing connected transactions with China Telecom Corporation, the Company does not intend to renew the Comprehensive Services Framework Agreement which will expire on 31 December 2008. In addition, as a result of the Proposed Business Acquisition and in order to streamline the management of certain existing continuing connected transactions with China Telecom Corporation, on 27 July 2008, the Company entered into the Interconnection Settlement Supplemental Agreement, the Engineering Framework Supplemental Agreement and the Ancillary Telecommunications Services Framework Supplemental Agreement to amend the terms of the Interconnection Settlement Agreement, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, respectively.

China Telecom Corporation is the ultimate controlling shareholder of the Company. As such, China Telecom Corporation is a connected person of the Company. Accordingly, any ongoing transactions between the Company and China Telecom Corporation constitute continuing connected transactions of the Company.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Telecom CDMA Lease and the proposed annual caps, and the Non-exempt Continuing Connected Transactions and the proposed revised annual cap for the year ending 31 December 2008 for the continuing connected transactions under the Ancillary Telecommunications Services Framework Agreement, the proposed annual caps for the year ending 31 December 2009 for the continuing connected transactions under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) and the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement), and the proposal for not setting any cap for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement). In this respect, ING has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

The Board also proposes to make certain amendments to the Articles of Association as a result of the Proposed Business Acquisition.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with further information relating to:

(i)	the Acquisition Agreement;

(ii)	the Telecom CDMA Lease;

(iii)	the Non-exempt Continuing Connected Transactions;

(iv)	the proposed amendments to the Articles of Association;

(v)	the letter from ING containing its advice to the Independent Board Committee and the Independent Shareholders;

(vi)	the letter from the Independent Board Committee containing its recommendation to the Independent Shareholders; and

(vii)	the notice of the Extraordinary General Meeting to consider and, if thought fit, to approve resolutions in relation to paragraphs (ii), (iii) and (iv) above.

2	PROPOSED BUSINESS ACQUISITION

2.1	ACQUISITION AGREEMENT

Date:	27 July 2008

Parties:	(1)	CUCL

	(2)	Unicom

	(3)	the Company

Pursuant to the Acquisition Agreement, the Company shall acquire the entire CDMA Business owned and operated by the Unicom Group prior to the Completion Commencement Date (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd. (representing the entire interest in Unicom Huasheng Telecommunications Technology Co. Ltd. held by CUCL, the Company has been notified by China Telecom Corporation that the remaining 0.5% equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd. will be acquired by China Telecom Corporation from Unicom Parent)) and relevant assets (including certain Jointly Used CDMA Network Assets and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities in relation to the CDMA subscribers agreed between the parties in the Acquisition Agreement.

LETTER FROM THE BOARD

The assets which are to be acquired pursuant to the Acquisition Agreement are more particularly detailed in an appendix in the Acquisition Agreement including (i) CDMA subscribers with 133/153 user code numbers as at 12:00 a.m. on the Completion Commencement Date as recorded in CUCL’s billing and other systems, (ii) certain transmission operations relating to the CDMA Business, (iii) certain Jointly Used CDMA Network Assets, (iv) certain sales office in ten northern provinces, (v) certain intellectual property rights, (vi) certain handset terminals of the CDMA Business, (vii) certain rights to use CDMA-related computer rooms and equipment, (viii) certain information technology systems and network equipment, (ix) certain other related fixed and moveable assets, (x) certain domestic and overseas third party contracts and business arrangements (if any), (xi) certain employees of CUCL and (xii) the equity interest in China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.

The Acquisition Agreement sets out the detailed principles and arrangements on the segregation, verification and transfer mechanism for the Acquired Business and the parties will prepare a final list of the Acquired Business within 20 days after the Completion Commencement Date (or such other date as agreed between the parties). In addition, as provided for under the Acquisition Agreement, the Company and its subsidiaries also entered into a number of ancillary agreements with CUCL and its affiliated companies in relation to the detailed arrangements with respect to the Acquired Business. The Acquisition Agreement has superseded all other previous oral and written agreements in connection with the Proposed Business Acquisition.

2.2	CONSIDERATION

Consideration

The consideration for the Proposed Business Acquisition shall be RMB43.8 billion (equivalent to approximately HK$50.1 billion) (“Preliminary Consideration”), subject to the adjustments described below.

The Directors confirm that the consideration was determined on the basis of arm’s length negotiations between the parties, taking into account the prevailing commercial and business conditions and prospects of the CDMA Business and the potential benefits arising from the Proposed Business Acquisition as described in this circular.

Consideration adjustment

The Preliminary Consideration for the Proposed Business Acquisition shall be adjusted as follows:

Preliminary Consideration x A = Final Consideration

If R1/R2 plus 0.02 is equal to or more than 1, then A shall equal 1

If R1/R2 plus 0.02 is less than 1, then A shall equal to R1/R2 plus 0.02

LETTER FROM THE BOARD

where

R1 is the Unicom CDMA Service Revenue for the six months ended 30 June 2008 as set out in the 2008 interim report of Unicom.

R2 is the Unicom CDMA Service Revenue for the six months ended 30 June 2007 as set out in the 2007 interim report of Unicom.

Payment of consideration

The Final Consideration for the Proposed Business Acquisition shall be paid in cash and shall be paid in three instalments to CUCL. 70% of the Final Consideration will be paid on or within three days after the Completion Commencement Date. Within three days after the Completion End Date (as defined below), the Company shall pay 20% of the Final Consideration. Subject to Final Completion, the Company shall pay the remaining 10% of the Final Consideration before 31 March 2009.

The Company expects to settle the consideration of the Proposed Business Acquisition from its internal resources and necessary external funding.

2.3	OTHER KEY TERMS OF THE ACQUISITION AGREEMENT

Employees

The Company has agreed with CUCL that 29.3% of the contractual employees of CUCL and Unicom Huasheng Telecommunications Technology Co. Ltd. shall be released and employed by the Company. Employees whose responsibilities are directly related to the CDMA Business shall be released by CUCL and employed by the Company. In addition, a certain percentage of employees whose responsibilities include supporting the development and general management of the CDMA Business shall be released by CUCL and employed by the Company. A detailed plan has been agreed between the Company and CUCL taking into account the differences in the businesses of the two companies in southern and northern PRC. Employees on secondment to CUCL whose responsibilities are directly related to the CDMA Business will also be transferred to the Company. The Company and CUCL will also agree on the number of other employees on secondment to CUCL to be transferred to the Company.

Pre-Completion undertakings

Except with the consent of the Company or the joint working committee (as described below), each of CUCL and Unicom will procure that prior to the Completion Commencement Date, it will, among others:

(i)	not make any material changes to the usual operating policy of the Acquired Business (including but not limited to the operation, sales, pricing arrangements and policies of the Acquired Business);

LETTER FROM THE BOARD

(ii)	not make any material changes to the usual financial policy of the Acquired Business;

(iii)	not enter into, amend or terminate any contracts relating to the Acquired Business involving an amount of RMB20 million or above or invest in or dispose of any asset or liability relating to the Acquired Business where such asset or liability have a value of RMB20 million or above;

(iv)	maintain the normal operation of the Acquired Business and provide usual standard services to subscribers of the Acquired Business;

(v)	actively maintain the subscriber base of the Acquired Business and develop the subscriber base in accordance with its usual sales practice;

(vi)	not make any material changes to the employee relationship, roles and remuneration of employees of the CDMA Business (including employees to be transferred to the Company) and CUCL shall not, on the Completion Commencement Date, have any liability for outstanding wages, benefits and social insurance payments with respect to such employees;

(vii)	provide all necessary assistance to enable the Company to verify the Acquired Business and will complete all Completion preparatory work in accordance with the Completion plan;

(viii)	allow the Company access to the computer rooms and sales offices that are within the scope of the Acquired Business and other information and records in relation to the Acquired Business;

(ix)	notify and consult with the Company on any events or circumstances that may have a material adverse effect on the Acquired Business; and

(x)	maintain and will not make any material change to the information technology systems which record the CDMA subscribers’ obligations and liabilities attributable to the Acquired Business before the Completion Commencement Date.

Separate pre-completion undertakings with respect to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. have been agreed and set out in the ancillary agreements.

LETTER FROM THE BOARD

Transitional arrangements

The Company and CUCL have agreed on the principles in relation to the transitional arrangements during the period from the Completion Commencement Date to no later than 31 March 2009. Under such arrangements, CUCL will provide those operating conditions and assurances including, in particular, the reciprocal use of the information technology system and value-added service platform, that are necessary to ensure the normal operation of the CDMA Business during such period.

Jointly Used CDMA Network Assets

The Company and CUCL will enter into separate agreement(s) in accordance with the principles set out in the Acquisition Agreement to provide to each other necessary operational assistance and service support with respect to Jointly Used CDMA Network Assets following Completion to ensure the normal operations of the respective business of the parties after the Completion Commencement Date and that services provided to subscribers are not affected.

Joint working committee

The joint working committee that was established pursuant to the Framework Agreement will continue to be responsible for ensuring the stable operation and transition of the CDMA Business during the course of the Proposed Business Acquisition.

Representations and warranties

CUCL has represented and warranted that,

(i)	it has the necessary permission or licence to operate the Acquired Business (including basic telecommunications and value-added telecommunications services); and

(ii)	the transfer of the Acquired Business does not breach any applicable laws, its constitutional documents, or any material contracts between itself and third parties.

CUCL has also made detailed representations and warranties with respect to the title and condition of the various types of assets that comprise the Acquired Business, the financial condition of the Acquired Business and the accuracy of the information provided to the Company.

LETTER FROM THE BOARD

Unicom has represented and warranted such matters as including the performance by Unicom of its obligations under the Acquisition Agreement will not result in a breach of any applicable laws, its constitutional documents, or any material contracts between itself and third parties. Unicom has further warranted the accuracy of the representations and warranties made by CUCL. Unicom has further guaranteed all the obligations, liabilities and indemnities of CUCL under the Acquisition Agreement.

The Company has represented and warranted that the performance by the Company of its obligations under the Acquisition Agreement will not result in a breach of any applicable laws, its constitutional documents, or any material contracts between itself and third parties and that the Company has immediately available funds to pay each instalment of the consideration for the Proposed Business Acquisition on each payment date.

Separate representations and warranties with respect to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. have been agreed and set out in the ancillary agreements.

Indemnity by CUCL

CUCL agreed to indemnify the Company against all losses suffered by the Company as a result of any disputes, claims or litigation in connection with the Acquired Business existing or taking place before the Completion Commencement Date, or as a result of activities which were conducted prior to the Completion Commencement Date.

2.4	COMPLETION OF THE PROPOSED BUSINESS ACQUISITION

Conditions precedent to Completion

Completion of the Proposed Business Acquisition will be conditional upon satisfaction or waiver of the following:

(i)	Unicom has obtained approval from its shareholders in relation to the Proposed Business Acquisition and in such manner as required by applicable laws, regulations and listing rules and has obtained approval from its independent shareholders in relation to the termination of the Unicom CDMA Lease (including the waiver of the option to purchase the CDMA Network);

(ii)	CUCL has obtained all approvals for the Proposed Business Acquisition in accordance with applicable laws and regulations;

LETTER FROM THE BOARD

(iii)	Unicom Telecommunications has obtained approval from its shareholders in relation to the Proposed Business Acquisition by Unicom and CUCL and in such manner as required by applicable laws, regulations and listing rules and has obtained approval from its non-affiliated shareholders in relation to the termination of the Unicom CDMA Lease (including the waiver of the option to purchase the CDMA Network);

(iv)	relevant government and regulatory authorities have approved the sale of the Acquired Business and the CDMA Network;

(v)	there has been no material adverse change to the operation of the CDMA Business;

(vi)	the Company has obtained approval from its shareholders in relation to the change of business scope and making necessary amendments to the articles of association of the Company and in such manner as required by applicable laws, regulations and the Listing Rules;

(vii)	the Company has obtained approval from its independent shareholders in relation to the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions and in such manner as required by the Listing Rules;

(viii)	the Company and China Telecom Corporation have obtained all approvals that are necessary to operate the Acquired Business including, but not limited to, approval by the Ministry of Industry and Information Technology for China Telecom Corporation to operate and license to the Company to operate mobile telecommunications business and to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers has been obtained;

(ix)	CUCL has performed all necessary procedures as required under applicable laws or other contracts to which CUCL (including procedures in relation to the creditors’ notice and consents) are subject to in accordance with the Completion plan;

(x)	the representations and warranties made by Unicom and CUCL in the Acquisition Agreement on the date of the Acquisition Agreement remain true, accurate and complete;

(xi)	CUCL and the Company do not have any dispute on the progress of the Completion preparatory work and the respective provincial branches of CUCL and the Company have entered into detailed agreements in relation to the implementation of the transactions contemplated under the Acquisition Agreement before 15 August 2008; and

LETTER FROM THE BOARD

(xii)	CUCL and the Company have completed business and assets verification in accordance with the detailed provisions in the Completion plan set out in the Acquisition Agreement and specific revenue due diligence and have agreed on the results of such verification and due diligence.

The Proposed Business Acquisition and the Telecom CDMA Lease are inter-conditional upon each other.

The parties shall use reasonable endeavours to procure the conditions precedent to be satisfied as soon as practicable before 1 October 2008. In addition, the parties agree that completion of the Proposed Business Acquisition and completion of the acquisition of the CDMA Network by China Telecom Corporation from the Network Sellers shall commence at the same time. If the conditions precedent are not satisfied or waived before 31 December 2008 (or any other day as agreed between the parties), the Acquisition Agreement will terminate automatically.

Completion

The completion of the Proposed Business Acquisition shall commence on the Completion Commencement Date. As from the Completion Commencement Date, the Acquired Business shall become legally owned by the Company. Unless agreed otherwise by CUCL and the Company, any liabilities and obligations related to the Acquired Business before the Completion Commencement Date shall be borne by CUCL, and any liabilities and obligations related to the Acquired Business arising since the Completion Commencement Date shall be borne by the Company.

The Company and CUCL will complete the necessary procedures for the substantive transfer of the Acquired Business to the Company within 60 days after the Completion Commencement Date (and the date of completion of such substantive transfer, which shall be confirmed by the Company, Unicom and CUCL in writing, shall be the “Completion End Date”) in accordance with the Completion plan. Any assets or liabilities which form part of the Acquired Business but the transfer of which have not been completed on the Completion End Date shall be governed by the terms of the Completion plan until the transfer of such assets or liabilities have been completed (such completion being the “Final Completion”).

Separate completion plans for China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd. are provided for in the ancillary agreements.

LETTER FROM THE BOARD

2.5	REASONS FOR AND BENEFITS OF THE PROPOSED BUSINESS ACQUISITION

The Company believes that the Proposed Business Acquisition has the following benefits:

(i)	it will allow the Company to immediately obtain the CDMA Business, which operates an effective CDMA service on a large scale with nationwide coverage in an attractive, fast-growing and profitable mobile telecommunications market in the PRC;

(ii)	it will enable the Company to fully utilise its current fixed-line network resources, sales networks and operational experience, to rapidly expand its cellular business, thereby enhancing the operating efficiency and value of the cellular business;

(iii)	it will improve the core competitiveness of the Company as the Company will be able to offer full services (fixed-line, mobile, data and multimedia) to its customers by providing greater value for, and satisfying the diverse communication and information needs of, its customers;

(iv)	the resulting business synergies derived from (i) the complementary operating benefits arising from combining the Company’s current businesses and the CDMA Business and (ii) the Company’s ability to drive value growth of the CDMA Business by leveraging its operational strength will enhance shareholder value; and

(v)	it will provide the Company with a solid foundation upon which to build and develop the next generation mobile business and service, thereby meeting the demands of the market and benefiting from the policy measures set out in the Joint Announcement.

The Company believes that in order to realise the above benefits, it would need to adopt a mobile service strategy which is customer-focused and which provides innovative information services. Specifically, this would involve the Company expanding its CDMA subscriber base robustly to achieve economies of scale, fully utilising its existing fixed line network to enhance returns on future investments made in connection with the Proposed Business Acquisition and focusing on mid to high-end customers by providing differentiated and integrated services. The Company believes that such a strategy will lead to an increased market share of the mobile telecommunications market and enhanced return of the CDMA telecommunications business after achieving economies of scale.

The terms of the Acquisition Agreement have been determined through arm’s length negotiations between the parties and reflect normal commercial terms. The Directors consider that the terms of the Acquisition Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

2.6	INFORMATION ABOUT THE CDMA BUSINESS AS OPERATED BY UNICOM

Unicom is currently the only provider of CDMA cellular services in 31 provinces, municipalities and autonomous regions in the PRC and offers CDMA international roaming services through 25 operators in 17 countries and regions.

Based on publicly available information, as of 31 December 2007, the total number of Unicom’s CDMA subscribers was 41.927 million of which, 38.622 million are post-paid subscribers and 3.305 million are pre-paid subscribers. As of 30 June 2008, the total number of Unicom’s CDMA subscribers was 43.169 million of which, 39.943 million are post-paid subscribers and 3.226 million are pre-paid subscribers. The total MOU for CDMA subscribers and average MOU per CDMA subscriber per month in 2007 were 125.43 billion minutes and 263.0 minutes, respectively, and the ARPU of CDMA service was RMB58.1. For the three months ended 31 March 2008, the average MOU per CDMA subscriber per month were 238.4 minutes and the ARPU of CDMA service was RMB53.3.

Based on the audited financial statements of Unicom, the total asset value attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) as at 31 December 2006 and 31 December 2007 was RMB7,877 million and RMB9,885 million, respectively.

Based on the audited financial statements of Unicom, the total revenue attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) for the years ended 31 December 2006 and 31 December 2007 was RMB32,120.1 million and RMB32,618.5 million, respectively, and the profit before income tax attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) for the years ended 31 December 2006 and 31 December 2007 was RMB1,073.8 million and RMB1,199.5 million, respectively. The unaudited total service revenue and profit before income tax attributable to the CDMA Business (including that attributable to China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.) for the three months ended 31 March 2008 was RMB6,781.2 million and RMB240 million, respectively.

2.7	GENERAL INFORMATION

The Company is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including voice, data, image and multimedia mainly in 21 provinces, municipalities, and autonomous regions in the PRC and servicing approximately 214.89 million fixed-line subscribers and approximately 39.95 million broadband subscribers as of 30 June 2008. H Shares and ADSs issued by the Company are respectively listed on the Stock Exchange and New York Stock Exchange.

LETTER FROM THE BOARD

Unicom is a limited liability company incorporated in Hong Kong whose ordinary shares are listed on the Main Board of the Stock Exchange and American depositary shares are listed on the New York Stock Exchange. CUCL is a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom. Unicom is engaged in the cellular business (both GSM and CDMA) in 31 provinces, municipalities and autonomous regions in the PRC through CUCL, the provision of nationwide cellular, international and domestic long distance calls, data and Internet services, and other related telecommunication value-added businesses. To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Unicom, CUCL and Unicom Parent and their respective ultimate beneficial owner are third parties independent of the Company and neither is a connected person (as defined under the Listing Rules) of the Company.

3	TELECOM CDMA LEASE

3.1	MAJOR TERMS OF THE TELECOM CDMA LEASE

Date:	27 July 2008

Parties:	(1)	the Company

	(2)	China Telecom Corporation

Pursuant to the Telecom CDMA Lease, China Telecom Corporation agreed to lease the Capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA services in the Listed Service Areas. In addition, in order to ensure the normal and complete operation of the CDMA Network, China Telecom Corporation also agreed under the Telecom CDMA Lease that, subject to the consent of China Telecom Corporation, the Company may allow third parties to use the CDMA Network related assets that are jointly used by the CDMA and the GSM networks and which are owned by China Telecom Corporation and operated by the Company.

Term of the Telecom CDMA Lease

The Telecom CDMA Lease is for an initial term from 1 October 2008 (or such other date as may be agreed between the parties) to 31 December 2010 (the “Initial Term”) and can be renewed at the option of the Company on the same terms, except as to the term, lease fee and minimum annual lease fee to be agreed between the Company and China Telecom Corporation (each an “Additional Term”) by the Company giving not less than 180 days’ written notice to China Telecom Corporation on or before 31 December 2010.

LETTER FROM THE BOARD

Conditions precedent of the Telecom CDMA Lease

The Telecom CDMA Lease is conditional upon, among others, the following conditions precedent:

(i)	the Company and China Telecom Corporation have obtained all necessary approvals for the performance of their obligations under the Telecom CDMA Lease;

(ii)	the approval of the Telecom CDMA Lease by the Independent Shareholders at the Extraordinary General Meeting; and

(iii)	completion of the Proposed Business Acquisition and the acquisition by China Telecom Corporation of the CDMA Network from the Network Sellers have commenced.

The Telecom CDMA Lease and the Proposed Business Acquisition are inter-conditional upon each other.

Lease Fee and Minimum Annual Lease Fee

The lease fee for the Capacity under the CDMA Network shall be 28% of the audited Telecom CDMA Business Revenue for each of the years ending 31 December 2008, 2009 and 2010. There shall be no minimum annual lease fee for each of the years ending 31 December 2008 and 2009. For the year ending 31 December 2010, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecom Corporation in the year ending 31 December 2009.

Rule 14A.35(2) of the Listing Rules requires a cap to be set and disclosed for a continuing connected transaction which is not fully exempted. The parties expect that the maximum lease fee payable for the period commencing from the effective date of the Telecom CDMA Lease until 31 December 2008 and for the two years ending 31 December 2009 and 2010 will not exceed RMB4,000 million (equivalent to approximately HK$4,571 million), RMB20,000 million (equivalent to approximately HK$22,854 million) and RMB35,000 million (equivalent to approximately HK$39,995 million), respectively. Accordingly these amounts have been set as the proposed annual caps for the transactions contemplated under the Telecom CDMA Lease.

LETTER FROM THE BOARD

The lease fee shall be calculated on the basis of the unaudited Telecom CDMA Business Revenue of the Company during each quarter and shall be paid quarterly in arrears by the Company to China Telecom Corporation within 30 days following the end of each quarter (the “Quarterly Lease Fee”). The Company shall issue a report in respect of its unaudited quarterly Telecom CDMA Business Revenue to China Telecom Corporation within 20 days from the end of each quarter. The report shall be prepared in an appropriate format and contain the unaudited quarterly Telecom CDMA Business Revenue of the Company and the quarterly lease fee payable by the Company, calculated on the basis of the unaudited quarterly Telecom CDMA Business Revenue.

After the Company finalises its annual audited financial statements, China Telecom Corporation and the Company shall adjust the lease fee as soon as practicable as follows:

(i)	if the lease fee of any year calculated on the basis of the audited Telecom CDMA Business Revenue as set out in the audited financial statements (the “Annual Lease Fee”) is greater than the sum of the Quarterly Lease Fee, the Company shall pay the difference to China Telecom Corporation as soon as practicable; and

(ii)	if the Annual Lease Fee is less than the sum of the Quarterly Lease Fee, China Telecom Corporation shall refund the difference to the Company as soon as practicable,

provided that, if the total lease fee paid by the Company in respect of the relevant year pursuant to the above payment adjustment is less than any applicable minimum annual lease fee, China Telecom Corporation does not have to refund the amount in (ii) above and the Company shall pay an additional amount (where applicable) to China Telecom Corporation as soon as practicable so that the total lease fee paid for the year is not less than the applicable minimum annual lease fee (if any).

The lease fee under the Telecom CDMA Lease was determined and agreed between the Company and China Telecom Corporation after arm’s length negotiations with reference to the number of CDMA subscribers to be acquired by the Company under the Proposed Business Acquisition, the MOU and ARPU of such CDMA subscribers as ascertainable from publicly available information, the estimated Telecom CDMA Business Revenue in the Initial Term, estimated total depreciation and amortization and relevant financial charge as a percentage of revenue of peer companies and the lease fee set out in the Unicom CDMA Lease. In determining the proposed annual caps for the Telecom CDMA lease, the Company has taken into account the number of CDMA subscribers to be acquired by the Company under the Proposed Business Acquisition and the expected number of additional CDMA subscribers during the Initial Term, the MOU and ARPU of such CDMA subscribers as ascertainable from publicly available information and the forecast MOU and ARPU of the average number of CDMA subscribers during the Initial Term, the proposed percentage of Telecom CDMA Business Revenue to be paid to China Telecom Corporation under the Telecom CDMA Lease, the Company’s view of the industry trends and the continuing market and business development of the Group.

LETTER FROM THE BOARD

Discount for Delay

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the Telecom CDMA Lease by the Company or as a result of compliance by China Telecom Corporation with applicable laws and regulations, if China Telecom Corporation fails to provide any Capacity which affects the provision of services by the Company, China Telecom Corporation shall be liable to provide a discount for delay to the lease fee to the Company, calculated as follows:

Discount for delay	=	Number of CDMA subscribers of the Company affected by the delay	×	delay period (number of days)	×	ARPU of CDMA subscribers
the number of days in the relevant month

In the above formula, the “number of CDMA subscribers of the Company affected by the delay” shall be determined by the Company with the support of reports and substantive evidence; the “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by the Company.

Discount for delay shall be set off against the next instalment of lease fee to be made by the Company to China Telecom Corporation.

Network Construction Costs and Operating Costs

China Telecom Corporation shall be responsible for the planning, finance and construction of the CDMA Network and shall ensure that the CDMA Network is constructed in accordance with the detailed design standards, specifications and timetable agreed between the Company and China Telecom Corporation. All payments, costs, expenses and amounts paid or incurred by China Telecom Corporation that are directly attributable to the construction of each phase of the CDMA Network, capitalised interest on loans, any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network and all costs incurred in relation to any reconfiguration, upgrade, enhancement or modification to technology (together, the “Network Construction Costs”) shall be borne by China Telecom Corporation. Such cost shall be audited and verified by the Company and its auditors.

LETTER FROM THE BOARD

The Company shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the Telecom CDMA Lease. The Capacity Maintenance Related Costs (as defined below) shall be shared between the Company and China Telecom Corporation and calculated as follows:

(a) the percentage of operating cost borne by China Telecom Corporation:

(b) the percentage of operating cost borne by the Company:

The Capacity Maintenance Related Costs referred to above mean the rental fees for the exchange centres and the base stations and other related fees such as water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature. Other costs relating to the operation and management of the CDMA Network shall be borne by the Company.

Purchase Option

China Telecom Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option.

The Company and China Telecom Corporation will discuss and negotiate the purchase price with reference to the appraised value of the CDMA Network determined in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price shall not be greater than such price as would, taking into account all lease fee payments made by the Company under the Telecom CDMA Lease and all discounts for delay, enable China Telecom Corporation to recover its investment in the CDMA Network together with an internal rate of return on its investment of 8%.

LETTER FROM THE BOARD

The Company will comply with all applicable requirements under the Listing Rules, including Rules 14.75 and 14.77 of the Listing Rules and the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules if and when the Company exercise the Purchase Option.

3.2	REASONS FOR ENTERING INTO THE TELECOM CDMA LEASE

The Company has been notified by China Telecom Corporation that, subject to certain conditions, China Telecom Corporation has agreed to acquire the CDMA Network from the Network Sellers at a consideration of RMB66.2 billion (equivalent to approximately HK$75.6 billion). It is expected that the acquisition of the CDMA Network by China Telecom Corporation will take place at the same time as the acquisition of the CDMA Business by the Company.

Following completion of such acquisition, China Telecom Corporation will own a nationwide CDMA Network in the PRC. The Telecom CDMA Lease will provide the Company with the exclusive right to use and operate an existing nationwide CDMA Network which will support and facilitate the commencement and operation of the CDMA telecommunications business by the Company upon completion of the Proposed Business Acquisition. It will also provide the Company with an immediate entry into, and benefit from, the fast-growing, attractive and profitable PRC mobile telecommunications market.

Under the Telecom CDMA Lease, China Telecom Corporation shall be responsible for making further investments into the CDMA Network to increase network capacity and improve network quality and functionality to support the Company to compete in the highly competitive PRC mobile telecommunications market and such investment costs will be borne by China Telecom Corporation. Such an arrangement will enable the Company to avoid the investment risks involved in developing the CDMA Network, particular in the early stages of the Company’s entry into the PRC mobile telecommunications market.

The Company believes that the terms of the Telecom CDMA Lease are broadly in line with those of the Unicom CDMA Lease and, in particular, the lease fee payable under the Telecom CDMA Lease is more favourable than that under the Unicom CDMA Lease. Further, the lease fee payable under the Telecom CDMA Lease will be determined with reference to the Telecom CDMA Business Revenue which will allow the Company to reduce operating risks and will avoid the Company having to incur depreciation and finance charges during the initial stage of development of its CDMA telecommunications business which may in turn result in a saving of operating costs.

The Telecom CDMA Lease is renewable at the option of the Company and the Company is also granted the Purchase Option which may be exercised at any time by the Company during the term of the Telecom CDMA Lease or within one year after the termination or expiry of the Telecom CDMA Lease. Such an arrangement will provide the Company with greater flexibility to utilise its resources in the most efficient way and to enhance shareholder value.

LETTER FROM THE BOARD

4	NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

4.1	INTERCONNECTION SETTLEMENT AGREEMENT

The Company entered into the Interconnection Settlement Agreement on 10 September 2002. The Interconnection Settlement Agreement was renewed on 30 August 2006 for a further term of two years expiring on 31 December 2008 and can be renewed with the same terms for further periods of three years unless the Company provides three months’ written notification to China Telecom Corporation of its intention not to renew the agreement. As a result of the Proposed Business Acquisition, on 27 July 2008, the Company and China Telecom Corporation entered into the Interconnection Settlement Supplemental Agreement to amend the terms of the Interconnection Settlement Agreement to include interconnection arrangement for local calls between the Company and China Telecom Corporation in the same locality. For local calls originated from the China Telecom Corporation to the Company in the same locality, there will be no revenue sharing and settlement arrangement in accordance with the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees promulgated by the former Ministry of Information Industry of the PRC in November 2003. The Interconnection Settlement Supplemental Agreement will take effect from the Completion Commencement Date. In addition, the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) has been renewed in accordance with its provisions for a further term expiring on 31 December 2010.

The telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecom Corporation and/or its associates or originating from China Telecom Corporation and/or its associates to the Group multiplied by the settlement fee prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC.

The transactions under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules.

LETTER FROM THE BOARD

4.2	ENGINEERING FRAMEWORK AGREEMENT

The Company and China Telecom Corporation entered into the Engineering Framework Agreement on 30 August 2006. The Engineering Framework Agreement will expire on 31 December 2008 and can be renewed for further periods of three years unless the Company notifies China Telecom Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement.

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecom Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group (the “Engineering Related Services”).

As a result of the intention of the Company not to renew the Comprehensive Services Framework Agreement, on 27 July 2008, the Company and China Telecom Corporation entered into the Engineering Framework Supplemental Agreement to amend the terms of the Engineering Framework Agreement. The Engineering Framework Supplemental Agreement will take effect from 1 January 2009 and will expand the scope of services under the Engineering Framework Agreement to include Engineering Related Services at the inter-provincial level. Such services were previously within the scope of the Comprehensive Services Framework Agreement. In addition, the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) has been renewed in accordance with its provisions for a further term of one year expiring on 31 December 2009.

The charges payable for the services under the Engineering Framework Agreement and the Engineering Framework Supplemental Agreement shall be determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$571,357), or construction of engineering projects with a value over RMB2,000,000 (equivalent to approximately HK$2,285,427) shall be determined by reference to the tender price. The Group does not accord any priority to China Telecom Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Corporation and/or its associates are at least as favourable as those offered by another tenderer, the Group may award the tender to China Telecom Corporation and/or its associates.

The existing annual cap for the service charges payable by the Company to China Telecom Corporation under the Engineering Framework Agreement for the two years ended 31 December 2006 and 2007 and the year ending 31 December 2008 is RMB8,327 million (equivalent to approximately HK$9,515 million). For the two years ended 31 December 2006 and 2007, the total service charges paid by the Company to China Telecom Corporation under the Engineering Framework Agreement amounted to RMB7,871 million (equivalent to approximately HK$8,994 million) and RMB7,815 million (equivalent to approximately HK$8,930 million), respectively. Based on the Company’s management accounts, the total service charges paid by the Company to China Telecom Corporation for engineering related services for the six months ended 30 June 2008 amounted to RMB3,249 million (equivalent to approximately HK$3,713 million).

LETTER FROM THE BOARD

Based on the nature of the Engineering Related Services, the existing scale and operations of the Company’s business and the forecast level of expenditure for Engineering Related Services, the total amount payable by the Company to China Telecom Corporation for provision of engineering related services under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) in for the financial year ending 31 December 2009 is RMB8,327 million (equivalent to approximately HK$9,515 million). Accordingly such amount has been set as the proposed annual cap for this connected transaction for the financial year ending 31 December 2009. The existing annual cap for this connected transaction for the financial year ending 31 December 2008 will remain unchanged.

4.3	ANCILLARY TELECOMMUNICATIONS SERVICES FRAMEWORK AGREEMENT

The Company and China Telecom Corporation entered into the Ancillary Telecommunications Services Framework Agreement on 30 August 2006. The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2008 and can be renewed for further periods of three years upon expiration unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement.

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecom Corporation and/or its associates to the Group (the “Ancillary Telecommunications Services”).

As a result of the intention of the Company not to renew the Comprehensive Services Framework Agreement, on 27 July 2008, the Company and China Telecom Corporation entered into the Ancillary Telecommunications Services Framework Supplemental Agreement to amend the terms of the Ancillary Telecommunications Services Framework Agreement. The Ancillary Telecommunications Services Framework Supplemental Agreement will take effect from 1 January 2009 and will expand the scope of services under the Ancillary Telecommunications Services Framework Agreement to include Ancillary Telecommunications Services at the inter-provincial level. Such services were previously within the scope of the Comprehensive Services Framework Agreement. In addition, the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) has been renewed in accordance with its provisions for a further term of one year expiring on 31 December 2009.

LETTER FROM THE BOARD

The charges payable by the Company for the services under the Ancillary Telecommunications Services Framework Supplemental Agreement were calculated on the following basis:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The existing annual caps for the service charges payable by the Company to China Telecom Corporation under the Ancillary Telecommunications Services Framework Agreement for the two years ended 31 December 2006 and 2007 is RMB3,900 million (equivalent to approximately HK$4,457 million), and for the year ending 31 December 2008 is RMB4,340 million (equivalent to approximately HK$4,959 million). For the two years ended 31 December 2006 and 2007, the total service charges paid by the Company to China Telecom Corporation under the Ancillary Telecommunications Services Framework Agreement amounted to RMB3,238 million (equivalent to approximately HK$3,700 million) and RMB3,574 million (equivalent to approximately HK$4,084 million), respectively. Based on the Company’s management accounts, the total service charges paid by the Company to China Telecom Corporation for ancillary telecommunication related services for the six months ended 30 June 2008 amounted to RMB1,897 million (equivalent to approximately HK$2,168 million).

Based on the historical service charges paid and the estimated extent of ancillary telecommunication related services required by the Company in connection with the provision of CDMA telecommunications services upon completion of the Proposed Business Acquisition, the total amount payable by the Company to China Telecom Corporation for provision of ancillary telecommunication related services under the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 and under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 are RMB4,850 million (equivalent to approximately HK$5,542 million) and RMB6,800 million (equivalent to approximately HK$7,770 million), respectively. Accordingly these amounts have been set as the proposed revised annual cap and the proposed annual cap for this connected transaction.

LETTER FROM THE BOARD

The increased demand for ancillary telecommunications services as a result of (i) the completion of the acquisition of China Telecom Group Beijing Corporation by the Company in June 2008 (details of such acquisition are set out in the announcement of the Company dated 31 March 2008) and the Proposed Business Acquisition; (ii) the increased amount of ancillary telecommunications services provided by China Telecom Corporation following the acquisition of China International Telecommunications Construction Corporation by China Communications Services Corporation Limited (a subsidiary of China Telecom Corporation) in April 2008 (details of such acquisition are set out in the announcement of China Communications Services Corporation Limited dated 3 April 2008); (iii) the additional repair works required for ancillary telecommunications facilities damaged in the earthquake which occurred in the PRC on 12 May 2008 and (iv) the implementation of the Group’s strategy to further outsource the repair and maintenance service requirements, will lead to an annual transaction amount which will slightly exceed the existing annual cap and hence the proposed revised annual cap for the year ending 31 December 2008 has been slightly increased. The Company expects that the existing annual cap for the service charges payable by the Company to China Telecom Corporation under the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 will not be exceeded before approval from the Independent Shareholders for the proposed revised annual cap has been obtained. The proposed annual cap for the year ending 31 December 2009 has also been substantially increased as a result of the expected substantial increase in operating costs in connection with enhancing market competitiveness in the mobile communications sector following completion of the Proposed Business Acquisition and the further expansion of the Company’s outsourcing strategy.

5	COMPLIANCE WITH THE HONG KONG LISTING RULES

5.1	PROPOSED BUSINESS ACQUISITION

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Proposed Business Acquisition contemplated under the Acquisition Agreement exceed 5% but is less than 25%, the Proposed Business Acquisition constitutes a discloseable transaction of the Company under Rule 14.06 of the Listing Rules.

5.2	CONTINUING CONNECTED TRANSACTIONS

As of the Latest Practicable Date, China Telecom Corporation directly owned 70.89% of the Company’s issued share capital. As such, China Telecom Corporation is a connected person of the Company. Accordingly, any ongoing transaction between the Company and China Telecom Corporation constitutes continuing connected transactions of the Company.

As the proposed annual caps for the Telecom CDMA Lease for the years ending 31 December 2009 and 2010, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposed revised annual cap for the Ancillary Telecommunications Services Agreement for the year ending 31 December 2008 and the proposed annual cap for the Ancillary Telecommunications Services Framework

LETTER FROM THE BOARD

Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 will exceed the 2.5% threshold under Rule 14A.34 of the Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules.

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The proposed annual caps for the Telecom CDMA Lease, and the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Agreement) for the year ending 31 December 2009, the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 and the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 are set out below:

Continuing connected transactions	2008		2009	2010
	(RMB in millions)		(RMB in millions)	(RMB in millions)
Telecom CDMA Lease	4,000		20,000	35,000
Engineering Framework Agreement	8,327	(a)	8,327	Not applicable
Ancillary Telecommunications Services Framework Agreement	4,850	(b)	6,800	Not applicable

Notes:

(a)	Existing annual cap approved by the Independent Shareholders on 25 October 2006
(b)	Revised annual cap

Special circumstances exist for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) and no cap is proposed in respect of the settlement of interconnection charges arising from domestic long distance and local calls under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for the following reasons:

(i)	the Company’s revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service and local service will necessarily result in increased transaction volumes under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement), which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

LETTER FROM THE BOARD

(ii)	the tariffs payable under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) are prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC and are subject to change from time to time.

The Company has applied to the Stock Exchange for a wavier from strict compliance with Rule 14A.35(2) of the Listing Rules that no caps be proposed for the transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for the reasons set out above. Such waiver will be subject to the following conditions:

(i)	the Company will comply with all other relevant requirements under Chapter 14A of the Listing Rules including the reporting and announcement requirements set out in Rule 14A.45 to Rule 14A.47 of the Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules; and

(ii)	the transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) including the fact that no caps be proposed for such transactions will be conditional upon the transactions being approved by the Independent Shareholders at the Extraordinary General Meeting.

The Directors are of the opinion that the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned.

The Directors consider that such proposed annual caps, revised annual cap and no cap is proposed in respect of the settlement of interconnection charges are fair and reasonable. There are no prior transactions or relationship with China Telecom Corporation and its ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules.

6	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

As a result of the Proposed Business Acquisition, the business scope of the Company as set out in the Articles of Association will expand to cover the expanded geographical scope of operations of the Company and the provision of mobile telecommunications services in accordance with the description as set out in the Telecommunications Business Permit to be issued by the Ministry of Industry and Information Technology.

LETTER FROM THE BOARD

7	EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in 31 Jinrong Street, Xicheng District, Beijing, PRC on 16 September 2008 at 11:00 a.m. is set out on pages 70 to 72 of this circular at which ordinary resolutions will be proposed to approve the Telecom CDMA Lease and the annual caps applicable thereto, the Interconnection Settlement Supplemental Agreement and the continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) for which no annual caps are proposed, the Engineering Framework Supplemental Agreement and the annual cap for the continuing transactions contemplated under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement), and the Ancillary Telecommunications Services Framework Supplemental Agreement, the revised annual cap for the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the annual cap for the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement), and a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

The vote of the Independent Shareholders at the Extraordinary General Meeting on the ordinary resolutions shall be taken by a poll. In accordance with the Listing Rules, China Telecom Corporation, the ultimate controlling shareholder of the Company holding 70.89% of the total issued share capital of the Company as at the Latest Practicable Date, and its associates, will abstain from voting on the ordinary resolutions at the Extraordinary General Meeting. No shareholder of the Company shall be required to abstain from voting on the special resolution (which shall be taken by a poll) to amend the Articles of Association.

The proposed amendments to the Articles of Association is set out in the notice of the Extraordinary General Meeting. According to the Articles of Association and the relevant laws and regulations, the proposed amendments are subject to the approval of the Shareholders by way of a special resolution at the Extraordinary General Meeting. Further, the proposed amendments will become effective after the relevant procedures for the approval and/or registration or filing in the PRC has been completed.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not Shareholders are able to attend the Extraordinary General Meeting, they are requested to complete and return the enclosed form of proxy to (i) for domestic Shareholders, the Company’s registered office, 31 Jinrong Street, Xicheng District, Beijing 100140, PRC; and (ii) for holders of H Shares, Computershare Hong Kong Investor Services Limited, Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event by no later than 24 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

LETTER FROM THE BOARD

8	RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

ING has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with regard to the terms and annual caps of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions. ING considers that the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions were entered into in the ordinary and usual course of business of the Company and reflect normal commercial terms. ING also considers that the terms of the Telecom CDMA Lease and Non-exempt Continuing Connected Transactions are fair and reasonable, and that the entering into of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. ING further considers that the proposed annual caps for the Telecom CDMA Lease, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009, the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008, the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposal of not setting any cap for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) are fair and reasonable. ING therefore advises the Independent Shareholders, as well as the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the relevant resolutions to be proposed at the Extraordinary General Meeting. The text of the letter from ING containing its advice and the principal factors and reasons it has taken into consideration in arriving at its advice are set out on pages 38 to 61 of this circular.

The Independent Board Committee, after taking into account, among other things, the advice of ING, concurs with the views of ING and considers that the terms of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the proposed annual caps for the Telecom CDMA Lease, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009, the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008, the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposal of not setting any cap for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) are fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the Telecom CDMA lease and the Non-exempt Continuing Connected Transactions. The text of the letter from the Independent Board Committee is set out on pages 36 to 37 of this circular. No member of the Independent Board Committee has any material interest in the Proposed Business Acquisition, the Telecom CDMA Lease or the Non-exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

9	FINANCIAL ADVISER

UBS is the financial adviser to the Company and the financial adviser to China Telecom Corporation with respect to the acquisition of the CDMA Network.

10	ADDITIONAL INFORMATION

Your attention is drawn to the letter from ING which contains its advice to the Independent Board Committee and the Independent Shareholders, the letter from the Independent Board Committee which sets out is recommendation to the Independent Shareholders, and the additional information set out in the Appendix to this circular.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

1 August 2008

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular (the “Circular”) dated 1 August 2008 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 28 July 2008, the Board announced that the Company had entered into the Telecom CDMA Lease, the Interconnection Settlement Supplemental Agreement, the Engineering Framework Supplemental Agreement and the Ancillary Telecommunications Services Framework Supplemental Agreement, and proposed to revise the annual cap for the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement.

The Independent Board Committee was formed on 8 July 2008 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions are in the interest of the Company and the Shareholders as a whole, and whether the proposed annual caps for the Telecom CDMA Lease, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009, the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008, the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposal of not setting any cap for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) are fair and reasonable. ING has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms and annual caps of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The terms of, and the reasons for entering into, and the annual caps for the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions are described in the Letter from the Board and set out on pages 8 to 35 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions and the basis upon which their terms and annual caps have been determined. We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the terms and annual caps of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions as set out in the letter from the Independent Financial Adviser on pages 38 to 61 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the proposed annual caps for the Telecom CDMA Lease, the proposed annual cap for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) for the year ending 31 December 2009, the proposed revised annual cap for the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008, the proposed annual cap for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009 and the proposal of not setting any cap for the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) are fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the Telecom CDMA lease and the Non-exempt Continuing Connected Transactions, as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

Yours faithfully,
Zhang Youcai
Lo Hong Sui, Vincent
Shi Wanpeng
Xu Erming
Tse Hau Yin, Aloysius
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter prepared by ING setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

39/F One International Finance Center

1 Harbour View Street, Central

Hong Kong

1 August 2008

To the Independent Board Committee and Independent Shareholders of

China Telecom Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the terms of the Telecom CDMA Lease and the proposed annual caps for each of the three years ending 31 December 2008, 2009 and 2010 (the “CDMA Annual Caps”); and (ii) the terms of the Non-exempt Continuing Connected Transactions, the proposal of no-caps for transactions contemplated under the Interconnection Settlement Agreement (amended by the Interconnection Settlement Supplemental Agreement), the proposed revised annual cap for the year ending 31 December 2008 for the Ancillary Telecommunications Services Framework Agreement and the proposed annual caps for the year ending 31 December 2009 for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) and the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) ((i) and (ii) together, the “Transactions”). The details of the Transactions are set out in the circular of the Company dated 1 August 2008 (the “Circular”), of which this letter forms part.

This letter sets out our evaluation of the Transactions and our recommendation in relation thereon to the Independent Board Committee and the Independent Shareholders, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

China Telecom Corporation is the controlling shareholder of the Company, holding 70.89% of the total issued share capital of the Company. Accordingly, China Telecom Corporation is a connected person of the Company and the Transactions constitute non-exempt continuing connected transactions for the Company, and are subject to the reporting, announcement and independent shareholders’ approval requirements, under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company will convene the Extraordinary General Meeting for the Shareholders to consider and if deemed fit, approve the resolutions in respect of the Transactions. Any vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by a poll. In accordance with the Listing Rules, China Telecom Corporation and its associates (as defined in the Listing Rules) will abstain from voting on the resolutions in respect of the Transactions at the Extraordinary General Meeting.

ING is independent from, and not connected with, the Company or any of its substantial shareholders, directors, or chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Transactions. We do not, by this letter, warrant the merits of the Transactions, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions are fair and reasonable and that the entering into of the Transactions is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole.

BASIS OF ADVICE

In formulating our opinion and recommendation with regards to the Transactions, we have reviewed, among others, the Circular, the Telecom CDMA Lease, the agreements relating to the Non-exempt Continuing Connected Transactions and historical financial statements of the Group. We have considered information, statements, opinions and representations, given in writing and orally, by the management of the Company (the “Management”). We also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the CDMA Network, the Telecom CDMA Lease, the agreements relating to the Non-exempt Continuing Connected Transactions and the Company as supplied by the Management, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by the Company are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.

We have been advised by the Management that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Management as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Management, or conducted any form of investigation into the commercial viability or the future prospects of the Acquired Business, the operational characteristics of the CDMA Network, or the businesses and affairs of the Company, China Telecom Corporation and their respective associates. We have made no physical inspection of the CDMA Network. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the CDMA business of the Company, the CDMA Network and the Non-exempt Continuing Connected Transactions have been or will be obtained without any delay, limitation, restriction or condition or otherwise which may have any adverse effect on the CDMA business of the Company or the CDMA Network or the contemplated benefits of the Company.

Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change or subsequent development in any fact or matter affecting the opinions expressed herein which may come or be brought to our attention after the date hereof and we do not have any obligation to update, revise, or reaffirm this letter.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation regarding the Transactions, we have taken into account the following principal factors and reasons:

1.	Historical relationship between the Group and China Telecom Corporation

The Company was incorporated in the PRC in September 2002. As part of its initial restructuring, China Telecom Corporation’s telecommunication operations in Shanghai municipality, Guangdong province, Jiangsu province and Zhejiang province, together with related assets, and liabilities were transferred to the Company. After its initial public offering of H shares and listing on the Stock Exchange and the New York Stock Exchange in November 2002, the Company made a number of acquisitions of telecommunications businesses and assets from China Telecom Corporation. Today, the Company is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including voice, data, image and multimedia mainly in 21 provinces, municipalities and autonomous regions, being Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

region, Chongqing municipality, Sichuan province, Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region, Xinjiang Uygur autonomous region and Beijing municipality in the PRC.

China Telecom Corporation, a state-owned enterprise established under the laws of the PRC on 17 May 2000, is the controlling shareholder of the Company, holding 70.89% of the total issued share capital of the Company. Its principal business is the investment holding of companies involved in the provision of telecommunication services in the PRC, the provision of specialised telecommunication support services and other business. China Telecom Corporation now directly owns telecommunications business in Xizang autonomous region and nine northern provinces, municipality and autonomous regions (being Heilongjiang province, Jilin province, Liaoning province, Hebei province, Shandong province, Henan province, Shanxi province, Tianjin municipality and Inner Mongolia autonomous region) in the PRC.

The Group has entered into various agreements with China Telecom Corporation and its provincial subsidiaries relating to the mutual provision of ongoing telecommunications and other services since 2002. The ongoing transactions include interconnection settlement, engineering services, ancillary telecommunications services, centralised services, information technology services, community services, comprehensive services, equipment procurement services and property leasing. Details of these transactions are set out in various framework and supplemental agreements between the Company and China Telecom Corporation, including the Interconnection Settlement Agreement, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement which are subject to amendments as a result of the Proposed Business Acquisition as described below and the Company’s intention not to renew the Comprehensive Services Framework Agreement which will expire on 31 December 2008.

2.	Current business scope and business strategy of the Group

The Group is the leading provider of wireline telecommunications services in the PRC. The scope of business of the Group includes:

•	Operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

•	Providing voice, data, image, multimedia telecommunications and information services based on the wireline networks;

•	Providing international services and conducting accounts settlement with overseas operators in accordance with state regulations; and

•

Providing telecommunications and information-related system integration, advertising, technological development, technical services, information consulting, and conducting design, manufacture, sales and installation of telecommunications equipment.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group had approximately 214.89 million wireline subscribers and approximately 39.95 million broadband subscribers as at 30 June 2008. We note that the number of wireline subscribers of the Group reached 224.55 million in July 2007 and has decreased since then.

The following table sets forth a breakdown of the Group’s operating revenue for each of the three years ended 31 December 2005, 2006 and 2007 as set out in the 2007 annual report of the Company:

	For the year ended 31 December
	2005 (RMB million)	2006 (RMB million)	2007 (RMB million)
Wireline telephone services
Local
Installation fees	2,970	2,913	2,735
Monthly fees	30,351	28,973	25,346
Local usage fees	47,624	46,188	42,343

Sub-total	80,945	78,074	70,424
Domestic long distance	25,993	25,517	24,127
International, Hong Kong, Macau and
Taiwan long distance	3,474	3,225	2,882
Interconnections	12,838	14,095	13,879
Upfront connection fees	6,781	4,971	3,294

Sub-total	130,031	125,882	114,606
Internet access	17,914	23,724	31,340
Managed data	2,990	3,080	3,013
Leased line services	4,560	4,548	5,321
Value-added services and others	14,364	18,382	24,376

Total operating revenue	169,859	175,616	178,656

As shown above, wireline telephone services (consisting of local telephone, domestic long distance, international, Hong Kong, Macau and Taiwan long distance, interconnection and upfront connection) are the Group’s main revenue generators, which accounted for 76.6%, 71.7% and 64.1% of the Group’s total operating revenue for the years ended 31 December 2005, 2006 and 2007, respectively. Revenue from these services, however, decreased by 3.2% and 9.0% for the years ended 31 December 2006 and 2007, respectively, due to the increased substitution of wireline telephone services by mobile phones and the diversification of the means of communications.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition to basic local and long distance telephone services, the Group offers Internet access services and value-added services. These services grew rapidly and were an important revenue growth driver. Revenue from the Group’s Internet access and value-added services increased by 30.5% and 32.3% for the years ended 31 December 2006 and 2007, respectively, and represented 19.0%, 24.0% and 31.2% of the Group’s total operating revenue for the years ended 31 December 2005, 2006 and 2007, respectively.

The Group’s managed data services comprise the provision of managed data transmission services. The Group focuses on government, financial institutions and large enterprise customers in its managed data services. Revenue from the Group’s managed data services increased by 3.0% for the year ended 31 December 2006 but declined by 2.2% for the year ended 31 December 2007, and represented 1.8%, 1.8% and 1.7% of the Group’s total operating revenue for the years ended 31 December 2005, 2006 and 2007, respectively.

Leased line services comprise leasing of the Group’s wireline telecommunications network to other domestic telecommunications operators and business customers. Revenue from leased line services decreased by 0.3% for the year ended 31 December 2006 but increased by 17.0% for the year ended 31 December 2007 and represented 2.7%, 2.6% and 3.0% of the Group’s total operating revenue for the years ended 31 December 2005, 2006 and 2007, respectively.

Since 2005, the Group has implemented the business strategy of transforming itself from a traditional basic telecommunications operator to an integrated information services provider. This has resulted in the increase of the non-voice business revenue as mentioned above. As stated in the Company’s 2007 annual report, the Group has prepared itself for the offering of a full range of telecommunications services.

3.	Reasons for entering into the Telecom CDMA Lease

3.1	Proposed Business Acquisition

On 2 June 2008, the Board announced that the Company entered into the Framework Agreement with CUCL and Unicom regarding the proposed acquisition of the Acquired Business from CUCL. On 28 July 2008, the Board announced that the Company, CUCL and Unicom entered into the Acquisition Agreement, pursuant to which the Company shall acquire the entire CDMA Business owned and operated by the Unicom Group prior to the Completion Commencement Date (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd.) and the relevant assets (including certain Jointly Used CDMA Network Assets and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities relating to the CDMA subscribers agreed between the parties in the Acquisition Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Preliminary Consideration is RMB43.8 billion (equivalent to approximately HK$50.1 billion). The Preliminary Consideration is subject to certain adjustments depending on the amount of Unicom CDMA Service Revenue for the six months ended 30 June 2008 as compared to those for the same period in 2007. Further details are set out in the “Letter from the Board” of the Circular.

The Proposed Business Acquisition is made in view of the current restructuring of the PRC telecommunications industry. On 24 May 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance jointly issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector. As stated in the Joint Announcement, the PRC government would pursue the reform of the structure of the telecommunications sector and encourage the formation of three market competitors with relatively comparable strength and scale, each with nation-wide network resources and full service operation capabilities. The allocation of telecommunications resources would also be further optimised. Three 3G mobile licenses will be issued once the restructuring is completed as contemplated. As such, on 2 June 2008, Unicom and China Netcom Group Corporation (Hong Kong) Limited (“Netcom”) jointly announced that Unicom proposed to merge with Netcom, another large wireline telecommunications and broadband services provider in the PRC and listed on the Stock Exchange, by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance. As mentioned in the Joint Announcement, the merger of China Tietong into China Mobile is being encouraged by the PRC government.

The Company believes the proposed acquisition of the CDMA Business allows the Company to further utilise its current fixed-line network resources, sales network and operating experience by expanding into the provision of mobile services. The expected synergy between the Company’s current business and the CDMA business operated by the Company upon the completion of the Proposed Business Acquisition (the “Telecom CDMA Business”) will give rise to improved operating efficiencies and enhance the value of the Acquired Business. As an integrated information service provider in the businesses, the Company will bring greater value and satisfy the diverse communications and information needs of its customers. The Company also expects that once the acquisition is completed, the Telecom CDMA Business will serve as a building block for the development of its next generation mobile business and services.

3.2	Acquisition of CDMA Network by China Telecom Corporation

China Telecom Corporation has notified the Company that, subject to certain conditions, China Telecom Corporation has agreed to acquire the CDMA Network from the Network Sellers at a consideration of RMB66.2 billion (equivalent to HK$75.6 billion). The acquisition of the CDMA Network by China Telecom Corporation is expected to take place at the same time as acquisition of the CDMA Business by the Company. Following completion of such acquisition, China Telecom Corporation will own a nation-wide CDMA network in the PRC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.3	The Proposed Business Acquisition is conditional, inter alia, on the approval from the Independent Shareholders of the Telecom CDMA Lease

As stated in the “Letter from the Board” of the Circular, the completion of the Proposed Business Acquisition is conditional upon, among others, the approval of the Telecom CDMA Lease by the Independent Shareholders. The entering into of the Telecom CDMA Lease will enable the Company to obtain the use of the CDMA Network to operate the CDMA telecommunications business upon completion of the Proposed Business Acquisition.

4.	Major terms of the Telecom CDMA Lease

4.1	Lease term

The Initial Term of the Telecom CDMA Lease is effective from 1 October 2008 (or such other date as may be agreed between the parties) to 31 December 2010. Except as to the term, lease fee and minimum annual lease fee to be agreed between the Company and China Telecom Corporation, the Telecom CDMA Lease can be renewed on the same terms at the option of the Company by giving not less than 180 days’ written notice to China Telecom Corporation on or before 31 December 2010.

4.2	Exclusive Operating Rights

Pursuant to the Telecom CDMA Lease, the Company shall have the exclusive rights to use and operate the CDMA Network to provide CDMA services in the Listed Service Areas during the term of the Telecom CDMA Lease.

4.3	Lease Fee

The Annual Lease Fee for the Capacity under the CDMA Network shall be 28% of the audited Telecom CDMA Business Revenue for each of the three years ending 31 December 2008, 2009 and 2010. There is no minimum annual lease fee for each of the years ending 31 December 2008 and 2009. For the year ending 31 December 2010, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecom Corporation in the year ending 31 December 2009.

The Management confirms that the percentage ratio is determined with reference to, inter alia, the number of CDMA subscribers to be acquired by the Company under the Proposed Business Acquisition, the MOU and ARPU of such CDMA subscribers as ascertainable from publicly available information, the estimated Telecom CDMA Business Revenue in the Initial Term, estimated total depreciation and amortisation and relevant financial charge as a percentage of revenue of peer companies, and the lease fee set out in the Unicom CDMA Lease.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Telecom CDMA Lease fee shall be calculated based on the unaudited quarterly Telecom CDMA Business Revenue of the Company during each quarter and paid quarterly in arrears by the Company to China Telecom Corporation within 30 days following the end of each quarter. After the Company finalise its annual audited financial statements, the Company and China Telecom Corporation shall adjust the lease fee as soon as practicable based on the difference (if any) between the sum of the Quarterly Lease Fees of the year and the Annual Lease Fee of the year. The Company will pay the difference to China Telecom Corporation if the Annual Lease Fee is greater than the sum of the Quarterly Fees. China Telecom Corporation will refund the difference to the Company if the Annual Lease Fee is less than the sum of the Quarterly Lease Fees provided that for the year ending 31 December 2010, the Annual Lease Fee shall not be less than the minimum annual lease fee.

The Management believes that the Annual Lease Fee based on a fixed percentage of the Telecom CDMA Business Revenue aligns the interests of the Company and China Telecom Corporation with regard to the future development of the Telecom CDMA Business and enhances the transparency of the lease cost. By fixing the lease fee as a percentage of the Telecom CDMA Business Revenue, China Telecom Corporation will share the growth of the Telecom CDMA Business and therefore will be encouraged to invest in the CDMA Network to optimise and expand the Capacity, and enhance network quality and capabilities in order to increase and diversify (in the area of value added services) the Telecom CDMA Business Revenue.

We note that the proposed lease fee arrangement during the Initial Term reduces the operating risks of the Company as the Annual Lease Fee will be a fixed percentage of the Telecom CDMA Business Revenue. The focus of the Company is therefore to control the other operating costs, such as selling and marketing, general, administrative and other expenses, and increase its revenue. Although there is a minimum annual lease fee for the year ending 31 December 2010 (the last year of the Initial Term), it will only be triggered if the Telecom CDMA Business Revenue in the year 2010 falls below 90% of the Telecom CDMA Business Revenue in the year 2009.

We also note that the Annual Lease Fee as a percentage of the audited Telecom CDMA Business Revenue of 28% as set out in the Telecom CDMA Lease is below that paid by Unicom to the Unicom Parent for each of the three years ended 31 December 2005, 2006 and 2007. For the year ended 31 December 2007, Unicom paid 31% of Unicom CDMA Business Income (being the service revenue generated by CUCL in the course of operating its CDMA telecommunications business, which is prepared based on the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants) to the Unicom Parent as the lease fee for the lease of the capacity. If the lease fee had been 28% of the Unicom CDMA Business Income in 2007, it would have resulted in an increase of segment profit before income tax for the CDMA Business by approximately RMB811 million for the year ended 31 December 2007.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.4	Discount for Delay

Subject to certain exceptions, including delays caused by a force majeure event, a material breach of the Telecom CDMA Lease by the Company or as a result of compliance by China Telecom Corporation with applicable laws and regulations, if China Telecom Corporation fails to provide any Capacity which affects the provision of services by the Company, China Telecom Corporation shall be liable to provide a discount for delay on the lease fee to the Company based on the number of CDMA subscribers of the Company affected by the delay, the delay period, the number of days in the relevant month and the ARPU of CDMA subscribers.

Discount for delay	=	Number of CDMA subscribers of the Company affected by the delay	×	delay period (number of days)	×	ARPU of CDMA subscribers
the number of days in the relevant month

In the above formula, the ARPU of CDMA subscribers shall be the average monthly ARPU figure of the CDMA subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by the Company. We note that the Company will be compensated for the approximate amounts of the expected revenue loss arising from the delays.

4.5	Network Construction Costs

China Telecom Corporation shall be responsible for the planning, finance and construction of the CDMA Network and shall ensure that the CDMA Network is constructed in accordance with the detailed design standards, specifications and timetable agreed between the Company and China Telecom Corporation. All payments, costs, expenses and amounts paid or incurred by China Telecom Corporation that are directly attributable to the construction of each phase of the CDMA Network, capitalised interest on loans, any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network and all costs incurred in relation to any reconfiguration, upgrade, enhancement or modification to technology shall be borne by China Telecom Corporation. Such cost shall be audited and verified by the Company and its auditors.

We note that the Company is not required to bear the equipment purchase and construction costs relating to the construction of the CDMA Network.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.6	Operating Costs

Pursuant to the Telecom CDMA Lease, all operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA Network shall be for the account of the Company. The Company shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the Telecom CDMA Lease. The Company and China Telecom Corporation have agreed to share the Capacity Maintenance Related Costs (being the rental fees for the exchange centres and the base stations, and other related fees such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non-capital nature) such that the Company will only bear such costs in proportion to the total number of actual CDMA subscribers of the Company at the end of the month prior to the occurrence of the costs as a percentage of the Total Capacity divided by 90%. Other costs relating to the operation and management of the CDMA Network shall be borne by the Company.

We note the Company is only required to bear the Capacity Maintenance Related Costs based on the Capacity required by the Company plus an approximate 11.1% buffer. The Capacity Maintenance Related Costs related to unused capacity (if any) will primarily be borne by China Telecom Corporation.

4.7	Purchase Option

The Company shall have the right to purchase the CDMA Network at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. The purchase price shall be negotiated between the Company and China Telecom Corporation, based on the appraised value of the CDMA Network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price shall not be greater than such price as would, taking into account all lease fee payments made by, and discounts for delays given to, the Company under the Telecom CDMA Lease, enable China Telecom Corporation to obtain an internal rate of return of 8% on its investment in the CDMA Network.

We note that there is a similar provision in the Unicom CDMA Lease under which Unicom has the right to acquire the CDMA Network at a price not more than such amount (after taking into account all lease payments made by, and discounts for delays given to, CUCL) as would enable Unicom New Horizon obtain an internal rate of return of 8% on its total network cost.

We are of the view that the Purchase Option provides the Company a significant degree of flexibility in planning the nature and timing of its capital expenditure should it wish to own the CDMA Network instead of leasing it. We also note that the exercise of the Purchase Option will need to be in compliance with the then prevailing Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.8	Impact on the balance sheet of the Company

The Company prepares its financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. Based on currently available information, the Company intends to account for the Telecom CDMA Lease as an operating lease. As such, the lease payments will be recognised as expenses in the income statement and the operating lease will not be recognised on the balance sheet as assets and liabilities. The Group’s gearing ratio will therefore not be increased as a result of the Telecom CDMA Lease as compared to the alternative of purchasing the CDMA Network or recognising it as a financial lease, which would have significantly increased the Group’s gearing ratio.

Compared to the alternative of acquiring the CDMA Network, the leasing of the CDMA Network allows the Group to minimise the increase of its gearing. The leasing of the CDMA Network, based on the terms of the Telecom CDMA Lease, also reduces the investment risks to the Company (as China Telecom Corporation shall be responsible for making further investments into the CDMA Network) whilst giving it the flexibility to purchase the CDMA Network later. As such, the Company has decided to pursue the leasing arrangement instead of acquiring the CDMA Network immediately.

4.9	Comparison with the terms of the Unicom CDMA Lease

As stated in the Company’s announcement on 2 June 2008, China Telecom Corporation had indicated to the Company that it would discuss and negotiate the Telecom CDMA Lease with reference to the principles and framework set out in the Unicom CDMA Lease entered into by Unicom.

Set out below is the comparison of the major terms of the Telecom CDMA Lease with those of the Unicom CDMA Lease:

Terms of lease	The Company	Unicom/CUCL[1]	Comments
Length of Initial Term	Until 31 December 2010, the third year after announcement	Approximately two years[2]	Comparable

Length of Additional Term	To be agreed	To be agreed[2]	Same

Renewal Condition	Renewable at the option of the Company on the same terms, except as to the term, lease fee and minimum annual lease fee	Renewable at the option of CUCL on the same terms, except as to the term, lease fee and minimum annual lease fee	Same

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Terms of lease	The Company	Unicom/CUCL[1]	Comments
Exclusive Operating Rights	All of the PRC	All of the PRC	Same

Annual Lease Fee	28% of the audited Telecom CDMA Business Revenue of the Company for each of the years ending 31 December 2008, 2009 and 2010, or the previously agreed minimum annual lease fee as defined below	31% or 30%[3] of the audited Unicom CDMA Business Income for each of the years ended/ending 31 December 2007 and 2008, or the previously agreed minimum annual lease fee as defined below	Favourable to the Company

Minimum Annual Lease Fee

No minimum annual lease

fee for the years ending 31

December 2008 and 2009.

For the year ending 31

December 2010, 90% of

the total amount of the

lease fee paid by the

Company to China

Telecom Corporation in

the preceding year

		90% of the lease fee paid by CUCL to Unicom New Horizon in the preceding year	Favourable to the Company

Lease Fee Payment	Quarterly in arrears; adjusted once the audited annual financial statements are available	Quarterly in arrears; adjusted once the audited annual financial statements are available	Same

Discount for Delay	Calculated based on the number of CDMA subscribers of the Company affected by the delay, the delay period, the number of days in the relevant month and the ARPU of the CDMA subscribers	Calculated based on the number of CDMA subscribers of CUCL affected by the delay, the delay period, the number of days in the relevant month and the ARPU of the CDMA subscribers	Same

Network Construction Costs	Borne by China Telecom Corporation and to be audited and verified by the Company and its auditors	Borne by Unicom New Horizon and audited and verified by Unicom and its auditors	Same

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Terms of lease	The Company	Unicom/CUCL[1]	Comments
Sharing of Capacity Maintenance Related Costs	The costs in proportion to the actual number of cumulative CDMA subscribers as at the end of the month prior to the occurrence of the costs as a percentage of the Total Capacity divided by 90%	The costs in proportion to the actual number of cumulative CDMA subscribers as at the end of the month prior to the occurrence of the costs as a percentage of the Total Capacity divided by 90%	Same

Purchase Option

Right to purchase the

CDMA Network at any

time during the term of the

Telecom CDMA Lease or

within one year after the

expiry of the Telecom

CDMA Lease at negotiated

price which shall not

exceed such amount (after

taking into account all

lease payments made by,

and discounts for delays

given to, the Company) as

would enable the Company

to obtain an internal rate

of return of 8% on its

investment in the CDMA

Network

Right to purchase the

CDMA Network at any

time during the term of its

CDMA lease or within one

year after the termination

or expiry of the Unicom

CDMA Lease at negotiated

price which shall not

exceed such amount (after

taking into account all

lease payments made by,

and discounts for delays

given to, CUCL) as would

enable Unicom New

Horizon to obtain an

internal rate of return of

8% on its total network

cost

Comparable

Termination

The Company may

terminate the Telecom

CDMA Lease at any time

by giving not less than

180 days’ prior written

notice and the termination

shall take effect from the

end of each lease period or

any additional term

		CUCL may terminate the CDMA Lease at any time by giving not less than 180 days’ prior written notice and the termination shall take effect from the end of each lease period or any additional term	Same

Notes:

1.	Information on the lease terms of the Unicom CDMA Lease is based on information disclosed in Unicom’s circular dated 10 November 2006 and Unicom’s 2007 annual report.
2.	The length of the Initial Term and the Additional Term are based on information disclosed in the initial Unicom CDMA Lease, which commenced in 2001.
3.	30% of the audited Unicom CDMA Business Income for the year 2007 or 2008, where the audited CDMA business profit before taxation of CUCL for the relevant year is less than the audited CDMA business profit before taxation of CUCL for the year 2006 as set out in the relevant annual audited financial reports of CUCL.

We note that the terms and conditions of both agreements are broadly in line and, in respect of Annual Lease Fee and the minimum annual lease fee, favourable to the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.	Reasons for entering into the Non-exempt Continuing Connected Transactions

5.1	Interconnection Settlement Agreement

The Company and China Telecom Corporation entered into the Interconnection Settlement Agreement in September 2002. The Interconnection Settlement Agreement was renewed on 30 August 2006 for a further term of two years expiring on 31 December 2008. The Interconnection Settlement Agreement can be renewed for further periods of three years unless the Company provides three months’ written notification to China Telecom Corporation of its intention not to renew the agreement.

In the existing agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecom Corporation and/or its associates or originating from China Telecom Corporation and/or its associates to the Group multiplied by the settlement fee prescribed by the former Ministry of Information Industry of the PRC or the Ministry of Industry and Information Technology of the PRC.

As a result of the Proposed Business Acquisition, on 27 July 2008, the Company and China Telecom Corporation entered into the Interconnection Settlement Supplemental Agreement to include interconnection arrangement for local calls between the Company and China Telecom Corporation in the same locality. For local calls originating from the China Telecom Corporation and terminating at the Company in the same locality, there will be no revenue sharing and settlement arrangement in accordance with the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees promulgated by the former Ministry of Information Industry of the PRC in November 2003. The Interconnection Settlement Supplemental Agreement will take effect from the Completion Commencement Date.

In addition, the Company has renewed the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) in accordance with its provisions to 31 December 2010.

We note that the Interconnection Settlement Supplemental Agreement is aimed to resolve any settlement issues between China Telecom Corporation’s existing wireline network and the CDMA Network to be leased by the Company under the Telecom CDMA Lease.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.2	Engineering Framework Agreement

The Company and China Telecom Corporation entered into the Engineering Framework Agreement on 30 August 2006 with a term of two years expiring on 31 December 2008. The Engineering Framework Agreement can be renewed for further periods of three years unless the Company notifies China Telecom Corporation in writing at least three months prior to the expiration of the term of its intention not to renew the Engineering Framework Agreement.

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecom Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group.

The Group and China Telecom Corporation determine the charges payable for the Engineering Related Services by reference to market rates. For the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$571,357), or construction of engineering projects with a value over RMB2,000,000 (equivalent to approximately HK$2,285,427), the charges payable shall be determined by reference to the tender prices procured by both parties.

The Group does not accord any priority to China Telecom Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Corporation and/or its associates are at least as favourable as those offered by another tenderer, the Group may award the tender to China Telecom Corporation and/or its associates.

As a result of the Company’s intention not to renew the Comprehensive Services Framework Agreement, on 27 July 2008, the Company and China Telecom Corporation entered into the Engineering Framework Supplemental Agreement which will take effect from 1 January 2009 and will expand the scope of services under the Engineering Framework Agreement to include the provision of the Engineering Related Services at the inter-provincial level.

In addition, the Company has renewed the term of the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) in accordance with its provisions to 31 December 2009.

We note that the Engineering Framework Supplemental Agreement is aimed at expanding the scope of services to include the Engineering Related Services at the inter-provincial level as a result of the intention of the Company not to renew the Comprehensive Services Framework Agreement under which the provision of such services are governed.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.3	Ancillary Telecommunications Services Framework Agreement

The Company and China Telecom Corporation entered into the Ancillary Telecommunications Services Framework Agreement on 30 August 2006. The agreement was renewed on 26 December 2007 with a term expiring on 31 December 2008. The Ancillary Telecommunications Services Framework Agreement can be renewed for further periods of three years unless either party notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the Ancillary Telecommunications Services Framework Agreement.

The agreement relates to the provision of certain repair and maintenance services, including repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services provided by China Telecom Corporation and/or its associates to the Group.

The charges payable by the Company for the Ancillary Telecommunications Services are calculated on the following basis:

(i)	The government-prescribed prices;

(ii)	Where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	Where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(iv)	Where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

As a result of the Company’s intention not to renew the Comprehensive Services Framework Agreement, on 27 July 2008, the Company and China Telecom Corporation entered into the Ancillary Telecommunications Services Framework Supplemental Agreement which will take effect from 1 January 2009 and will expand the scope of services under the Ancillary Telecommunications Services Framework Agreement to include the provision of the Ancillary Telecommunications Services at the inter-provincial level.

In addition, the Company has renewed the term of the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) in accordance with its provisions to 31 December 2009.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the Ancillary Telecommunications Services Framework Supplemental Agreement is aimed at expanding the scope of services to include the Ancillary Telecommunications Services at the inter-provincial level as a result of the intention of the Company not to renew the Comprehensive Services Framework Agreement under which the provision of such services are governed.

As stated in the “Letter from the Board” of the Circular, the Directors are of the opinion that the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned.

6.	Annual caps

As set out in the “Letter from the Board” contained in the Circular, the CDMA Annual Caps are proposed as a result of the entering into of the Telecom CDMA Lease (which constitutes non-exempt continuing connected transaction under the Listing Rules). The Company also proposes to revise the existing cap of the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2008 and set the new caps for the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) and the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) for the year ending 31 December 2009.

6.1	Annual caps for the Telecom CDMA Lease, the Engineering Framework Agreement and the Ancillary Telecommunications Services Agreement

Set out below are the actual aggregate amount (if any) for the year ending 31 December 2007, the existing annual cap (if applicable), the revised cap (if applicable) for the year ending 31 December 2008 and the new cap for the year ending 31 December 2009 and 2010 (if applicable) in relation to the Telecom CDMA Lease, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement:

Continuing connected transactions	The actual aggregate amount in 2007 (RMB million)	The existing cap in 2008 (RMB million)	The revised/ new cap in 2008 (RMB million)		The new cap in 2009 (RMB million)		The new cap in 2010 (RMB million)
Telecom CDMA Lease	Not Applicable	Not Applicable	4,000		20,000		35,000	[3]
Engineering Framework Agreement	7,815	8,327	Not Applicable		8,327		Not Applicable
Ancillary Telecommunications Services Framework Agreement	3,574	4,340	4,850	[1]	6,800	[2]	Not Applicable

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.	There is an approximately 12% increase in the revised cap in the year 2008 with reference to the existing cap in the year 2008 for the Ancillary Telecommunications Services Framework Agreement.

2.	There is an approximately 40% increase in the new cap in the year 2009 with reference to the revised cap in the year 2008 for the Ancillary Telecommunications Services Framework Agreement.

3.	There is a 75% increase in the new cap in the year 2010 with reference to the new cap in the year 2009 in relation to the Telecom CDMA Lease.

6.2	Reasons for the annual caps

In determining whether the caps proposed by the Group are fair and reasonable and are in the interests of the Company and its Shareholders as a whole, the Management has provided us with information on the bases for setting the annual caps.

6.2.1	Telecom CDMA Lease

We note that the CDMA Annual Cap for each of the three years ending 31 December 2008, 2009 and 2010 is RMB4 billion, RMB20 billion and RMB35 billion, respectively. The Management has confirmed that the CDMA Annual Caps are determined with reference to (i) the number of CDMA subscribers to be acquired by the Company under the Proposed Business Acquisition; (ii) the expected number of additional subscribers during the Initial Term; (iii) the MOU and ARPU of such CDMA subscribers as ascertainable from publicly available information and the forecast MOU and ARPU for the average number of CDMA subscribers during the Initial Term; (iv) the proposed percentage of the Telecom CDMA Business Revenue to be paid to China Telecom Corporation; (v) the Company’s view of the industry trends; and (vi) the continuing market and business development of the Group.

Based on the foregoing, we are of the view that the CDMA Annual Cap for each of the three years ending 31 December 2008, 2009 and 2010 of RMB4 billion, RMB20 billion and RMB35 billion, respectively, reflect the Company’s expectation of the growth of the CDMA Business as part of the Group. We note that as the Telecom CDMA Lease will only become effective on 1 October 2008 (or such other date as may be agreed by the parties under the Acquisition Agreement), the CDMA Annual Cap for the year 2008 is significantly smaller than those for the years 2009 and 2010. We further note that the CDMA Annual Cap for the year 2010 is 75% higher than that for the year 2009. This takes into account the full implementation of the Company’s strategy to utilise its resources such as existing fixed-line network and marketing channels, rapidly expand the CDMA subscriber base and focus on mid and high-end customers. As at 30 June 2008, there were approximately 43.17 million CDMA subscribers and the Group had approximately 214.89 million wireline subscribers. There is therefore a potential to grow the number of CDMA subscribers by selling to the Group’s existing wireline subscribers. We are of the opinion that the CDMA Annual Cap for the year 2010 is fair and reasonable, and in the interests of the Company and its Shareholders as a whole so far as the Company and the Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.2.2	Engineering Framework Agreement

We note that the new cap for the year ending 31 December 2009 in relation to the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement) (the “Engineering New Cap”) is the same as that for the year ending 31 December 2008.

We have discussed with the Management the bases for maintaining the above annual cap. The Management confirms that the Engineering New Cap is determined with reference to the nature of Engineering Related Services, the existing scale and operations of the Company’s business and the forecast level of expenditure of the services.

Based on the foregoing, we are of the view that the Engineering New Cap reflects the Company’s expected normal business needs. As stated in paragraph 4.5 of this letter, the Company is not required to bear the equipment purchase and construction costs relating to the construction of the CDMA Network.

6.2.3	Ancillary Telecommunications Services Framework Agreement

There is an approximate 12% increase in the revised cap in the year 2008 for the Ancillary Telecommunications Services Framework Agreement (the “Ancillary Revised Cap”) as compared to the existing cap in the year 2008, and an approximately 40% increase in the new cap in the year 2009 for the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement) (the “Ancillary New Cap”) as compared to the Ancillary Revised Cap.

The Management has confirmed that the increase in the Ancillary Revised Cap in the year 2008 is mainly attributable to (i) the recent acquisition of China Telecom Group Beijing Corporation by the Company; (ii) a recent acquisition of China International Telecommunications Construction Corporation by China Communications Services Corporation Limited, which is a subsidiary of China Telecom Corporation; (iii) the Proposed Business Acquisition; (iv) the repair of ancillary telecommunications facilities damaged in the earthquake which occurred in the PRC on 12 May 2008; and (v) the implementation of the Group’s strategy to further outsource its repair and maintenance service requirements.

With regards to the increase in the Ancillary New Cap in the year 2009, the Company is of the view that it is mainly attributable to (i) the Proposed Business Acquisition; and (ii) the expansion of the Company’s outsourcing strategy as mentioned above.

Based on the foregoing, we are of the view that the increases in the Ancillary Revised Cap and the Ancillary New Cap are the results of normal business growth of the Company and the Proposed Business Acquisition.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.3	Waiver of annual caps for Interconnection Settlement Agreement

The Company has applied for a waiver previously granted by the Stock Exchange from strict compliance with Rule 14A.35(2) of the Listing Rules relating to the Interconnection Settlement Agreement that such agreement (as amended by the Interconnection Settlement Supplemental Agreement) shall not be subject to annual cap from the Completion Commencement Date to 31 December 2010, on the basis that the Company will comply with all other relevant requirements under Chapter 14A of the Listing Rules.

The Company has informed us that the value of the settlement of interconnection charges arising from domestic long distance calls and local calls under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) should not be subject to any annual limits for the following reasons. The Company’s revenue depends on growth in call revenue and its customers’ demand for its various services. The Company will not be able to determine, and thus control, any increase in transaction volumes under the Interconnection Settlement Agreement, which is a result of growth in customer usage of the domestic long distance service and local calls. Any limits on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course. In addition, the tariffs payable under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) have been set by reference to appropriate tariffs and standards prescribed by the former Ministry of Information Industry of the PRC or Ministry of Industry and Information Technology of the PRC and are subject to change from time to time. Therefore, we consider the proposal for not setting any cap for such interconnection charges to be fair and reasonable and is in the interests of the Company and its Shareholders as a whole.

The transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) (including the fact that such transactions shall not be subject to annual cap) are conditional on approval by the Independent Shareholders at the Extraordinary General Meeting.

7.	Annual review of the terms of the Telecom CDMA Lease and the Non-exempt Continuing Connected Transactions

Under the Listing Rules, each year the Independent Non-Executive Directors must review the Transactions and confirm in the Company’s annual report and accounts that the same have been entered into:

(1)	in the ordinary and usual course of business of the Company;

(2)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)	on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company will also be required to comply with all other continuing obligations under the Listing Rules, including its auditors’ confirmation that the Transactions have not exceeded their respective annual caps. In addition, in respect of the written agreements to be entered into, to the extent that the terms are materially different from those of the existing written agreement, the Company will publish an announcement and will re-comply with the reporting and announcement and/or independent shareholders’ approval requirements under Chapter 14A of the Listing Rules where the annual cap will be calculated on an aggregate basis.

CONCLUSIONS AND RECOMMENDATION

Having analysed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with, and interpreted in, the full context of the Circular, in arriving at our conclusion:

(i)	the Company considers that the historical unique relationship and long-term cooperation between China Telecom Corporation and the Company has enabled China Telecom Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs, and accordingly they are better positioned to meet and respond to the needs of the Group and to provide responsive support services in a speedy and reliable manner;

(ii)	the Proposed Business Acquisition and the Telecom CDMA Lease are inter-conditional upon each other. With the Proposed Business Acquisition and the entering into of the Telecom CDMA Lease, the Company will be able to offer a full range of telecommunications services, including fixed-line, mobile and data, to better able to meet the diverse needs of its customers;

(iii)	the Telecom CDMA Lease enables the Company to use the CDMA Network without the need to acquire it upfront, thereby reducing the financial burden of the Company. The Telecom CDMA Lease also provides the Company the right to acquire the CDMA Network at any time during the term of the agreement at a price to be negotiated and subject to a cap, which provides the Company a significant degree of flexibility in preparing for and determining the timing of the acquisition of the CDMA Network should it desire to do so;

(iv)	pursuant to the Telecom CDMA Lease, the Company shall have the exclusive rights to use and operate the CDMA Network in the Listed Service Areas. There are provisions for the renewal of the Telecom CDMA Lease and the purchase of the CDMA Network by the Company.

The key terms of the Telecom CDMA Lease agreement are broadly similar to those contained in the Unicom CDMA Lease except that, among others, the Annual Lease Fee set at 28% of the Telecom CDMA Business Revenue is more favourable than that of the Unicom CDMA Lease. Based on the lease fee of 28% of the Unicom CDMA Business Income, the segment profit before income tax for the CDMA business for the year ended 31 December 2007 would have increased by RMB811 million;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(v)	the Annual Lease Fee pegged as a percentage of the Telecom CDMA Business Revenue is mutually beneficial to, and aligns the interest of, the Company and China Telecom Corporation for the following reasons.

•

As China Telecom Corporation will be able to share the growth of the Telecom CDMA Business, it will be encouraged to invest to enhance the capacity, capability and quality of the CDMA Network in order to increase and diversify the source of the Telecom CDMA Business Revenue; and

•	The lease fee arrangement enables the Company to use the Capacity required by the Company for the Telecom CDMA Business and allows it to focus on enhancing revenues and controlling costs;

(vi)	the Engineering Framework Agreement is amended to include the provision of the services at the inter-provincial level (which is currently covered in the separate Comprehensive Services Framework Agreement which the Company does not intend to renew after it expires on 31 December 2008). In addition, the Company intends to renew the amended agreement to 31 December 2009.

The Ancillary Telecommunications Services Framework Agreement is amended to include the provision of the services at the inter-provincial level (which is currently covered in the separate Comprehensive Services Framework Agreement which the Company does not intend to renew after it expires on 31 December 2008). In addition, the Company intends to renew the amended agreement to 31 December 2009.

The Interconnection Settlement Agreement is amended to resolve any settlement issues between China Telecom Corporation’s existing wireline network and the CDMA Network to be leased by the Company under the Telecom CDMA Lease. In addition, the Company intends to renew the amended agreement to 31 December 2010;

(vii)	the CDMA Annual Cap for each of the three years ending 31 December 2008, 2009 and 2010 of RMB4 billion, RMB20 billion and RMB35 billion, respectively, reflects the Company’s expectation of the growth of the Telecom CDMA Business as part of the Group;

(viii)	the Engineering New Cap is the same as that for the year ending 31 December 2008, which reflects the Group’s normal business needs;

(ix)	the Ancillary Revised Cap and the Ancillary New Cap have been increased and determined after taking into account, among others, the Proposed Business Acquisition and the implementation of the Company’s strategy to further outsource its repair and maintenance requirements; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(x)	the services in relation to the Transactions will be subject to annual review by the Independent Non-Executive Directors who will confirm whether they are carried out in the ordinary and usual course of business of the Company, on normal commercial terms or on terms no less favourable to the Company than terms available to or from independent third parties, and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Based on the above, we are of the opinion that (i) the entering into of the Telecom CDMA Lease and the amended agreements in relation to the Non-exempt Continuing Connected Transactions is in the ordinary and usual course of business of the Company; (ii) the terms of the Telecom CDMA Lease and the amended agreements in relation to the Non-exempt Continuing Connected Transactions are normal commercial terms; and (iii) the terms of the Telecom CDMA Lease, the terms of the amended agreements in relation to the Non-exempt Continuing Connected Transactions, the CDMA Annual Caps, the Engineering New Cap, the Ancillary Revised Cap, the Ancillary New Cap and the proposal for not setting any cap in relation to the amended Interconnection Settlement Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole so far as the Company and the Shareholders are concerned. Therefore, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting in relation to the Transactions.

Yours faithfully,
For and on behalf of
ING BANK N.V.
Un-Hun Khor
Managing Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	As at the Latest Practicable Date, none of the Directors and Supervisors had any material interest, whether directly or indirectly, in any contract or arrangement entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company which is significant to the business of the Group, apart from their service contracts.

(ii)	As at the Latest Practicable Date, none of the Directors and Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors and Supervisors had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

APPENDIX	GENERAL INFORMATION

4.	MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

So far as is known to the Directors and chief executive of the Company, as at the Latest Practicable Date, the following corporations had, or were deemed to have, interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Shareholders	Number of shares held	Type of Shares	% of the respective type of shares in issue	% of the total issued share Capital	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

Deutsche Bank Aktiengesellschaft	1,109,163,995 (Long position)	H Shares	7.99%	1.37%	Beneficial owner of 965,032,195 shares, investment manager of 93,368,000 shares, and having security interest of 50,763,800 shares

	685,226,625 (Short position)	H Shares	4.94%	0.85%	Beneficial owner of 656,124,625 shares, and having security interest of 29,102,000 shares

Commonwealth Bank of Australia	986,178,000 (Long position)	H Shares	7.11%	1.22%	Corporate interest

APPENDIX	GENERAL INFORMATION

Name of Shareholders	Number of shares held	Type of Shares	% of the respective type of shares in issue	% of the total issued share Capital	Capacity
RFS Holdings B.V.	907,191,530 (Long position)	H Shares	6.54%	1.12%	Corporate interest

	1,180,327,134 (Short position)	H Shares	8.51%	1.46%	Corporate interest

JPMorgan Chase & Co.	829,266,047 (Long position)	H Shares	5.98%	1.02%	Beneficial owner of 343,488,609 shares, investment manager of 15,616,000 shares and custodian corporation/approved lending agent of 470,161,438 shares

	215,318,641 (Short position)	H Shares	1.55%	0.27%	Beneficial owner of 213,776,641 shares, and investment manager of 1,542,000 shares

	470,161,438 (Lending pool)	H Shares	3.39%	0.58%	Custodian corporation/ approved lending agent

Save as disclosed above, as at the Latest Practicable Date, the Directors and the chief executive of the Company were not aware of any other person who had, or was deemed to have, an interest or short position in the Shares or underlying Shares, which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

So far as is known to the Directors and chief executive of the Company, as at the Latest Practicable Date, the following corporations were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name of non-wholly owned subsidiary	Substantial shareholder	Percentage of interest
Zhejiang Public Information System Integration Co., Ltd.	Zhejiang Telecom Industry Corporation	38.16%

Fujian Fujitsu Communication Software Co., Ltd.	Fujitsu Limited	39.00%

Sichuan Telecom Yellow Papers Information Corporation Limited	China Telecom Group Yellow Pages Information Company Limited	10.00%

Colorful Impression of Guizhou Internet Media Co., Ltd.	Guizhou Daily Newspaper Group	23.00%

Zhejiang Hongcheng Computer Systems Co., Ltd.	Zhang Luhang	12.75%

Shanghai Bell Atlantic Yellow Pages Advertising Co., Ltd	Bell Atlantic Advertising (China) Company	49.00%

Shanghai Information Network Company Limited	Shanghai Information Investment Company Limited	30.00%

Shanghai Ideal Information Industry (Group) Company Limited	Shanghai Information Industry (Group) Company Limited	30.00%

Shanghai Symphony Communications Company Limited	Shanghai Information Investment Company Limited	15.00%

Shanghai Telecom Home Broadband Network Company Limited	Shanghai Wingo Infrastructure Construction Company Limited	40.00%

Shanghai Telecom Smartel Broadband Network Company Limited	Shanghai Smartel Broadband Network Company Limited	40.00%

APPENDIX	GENERAL INFORMATION

Name of non-wholly owned subsidiary	Substantial shareholder	Percentage of interest
Shanghai Telecom Haplink Network Company Limited	Shanghai Hi-Tech Park Development Corporation	49.00%

Shanghai KDDI Communications Engineering Company Limited	KDDI Corporation	49.00%

Shanghai Aitian Polytechnic Company Limited	Shanghai Puheng Information Communication Technology Company Limited	49.00%

Shanghai Xinhua Telecom Web TV Co., Ltd.	Shanghai News Agency Bureau & Shanghai News Information Center	40.00%

Shanghai JinLiTong Communication Technology Co., Ltd.	Shanghai Ming Tong Industry Invest Co., Ltd.	49.00%

21CN Corporation Limited	Guangdong Southern Communication Group Corporation	20.00%

Shenzhen Shekou InfoLand Co., Ltd.	China Merchants Shekou Industrial Zone Co., Ltd.	50.00%

Shenzhen High-Tech Industrial Park Information Network Co., Ltd.	Service Centre of Shenzhen High-tech Industrial Park	50.00%

Guangdong South Satellite Telecommunication Service Co., Ltd.	Guangdong Telecom Network Planning and Development Research Centre	10.00%

Shenzhen Telecommunications Development General Corporation	Shenzhen Investment Holding Company Limited	20.00%

Save as disclosed above, as at the Latest Practicable Date, the Directors and the chief executive of the Company were not aware of any other person who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

APPENDIX	GENERAL INFORMATION

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors and Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and his/her respective associate(s) is interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

7.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall he made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two Shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10%, or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

8.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date of the latest published audited consolidated financial statements of the Group.

9.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance is known to the Directors to be pending or threatened against any member of the Groups.

10.	CONSENTS

ING issued a letter dated 1 August 2008 for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders.

APPENDIX	GENERAL INFORMATION

ING has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, ING held 2,989,607 H Shares, representing approximately 0.004% of the total issued share capital of the Company. In addition, ING held 27,077,432 H Shares as a custodian on behalf of its clients, representing approximately 0.033% of the total issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, ING was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

11.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
ING	a registered institution under the SFO , registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

UBS	licensed by the Securities and Futures Commission for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, UBS held 469,641,826 H Shares, representing approximately 0.58% of the total issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, UBS was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and not had any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

12.	MISCELLANEOUS

(a)	The Company Secretary and Qualified Accountant appointed pursuant to Rule 3.24 of the Listing Rules is Yung Shun Loy, Jacky (FCPA, FCCA, CPA (Aust)).

(b)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100140, PRC.

13.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Linklaters at 10/F, Alexandra House, Chater Road, Central, Hong Kong during normal business hours on any business day from the date of this circular until 15 August 2008:

(a)	the Telecom CDMA Lease;

(b)	the Interconnection Settlement Supplemental Agreement;

(c)	the Engineering Framework Supplemental Agreement;

(d)	the Ancillary Telecommunications Services Framework Supplemental Agreement;

(e)	the Articles of Association;

(f)	the letter of consent referred to in paragraph 10 of this Appendix;

(g)	the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 36 to 37 of this circular; and

(h)	the letter from ING dated 1 August 2008, the text of which is set out in pages 38 to 61 of this circular.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held in 31 Jinrong Street, Xicheng District, Beijing, PRC on 16 September 2008 at 11:00 a.m., for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions and a special resolution, respectively:

ORDINARY RESOLUTIONS

1.	“THAT the Telecom CDMA Lease, a copy of which has been initialled by the chairman of this meeting (the “Chairman”) and for the purpose of identification marked “A”, the continuing connected transactions contemplated under the Telecom CDMA Lease and the proposed annual caps be and are hereby generally and unconditionally approved and any director of the Company is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

2.	“THAT the Interconnection Settlement Supplemental Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, the continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) and for which no annual caps have been proposed, be and are hereby generally and unconditionally approved and any director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

3.

“THAT the Engineering Framework Supplemental Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “C”, the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement), together with the proposed annual cap be and are hereby generally and unconditionally approved and any director of the Company is hereby authorised to do all such

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

4.	“THAT the Ancillary Telecommunications Services Framework Supplemental Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “D”, the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement), together with the proposed revised annual cap and proposed annual cap be and are hereby generally and unconditionally approved and any director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to such continuing connected transactions.”

SPECIAL RESOLUTION

5.	“THAT subject to the passing of ordinary resolution no. 1 above, any director of the Company be and is hereby authorised to make such amendments to the articles of association of the Company (the “Articles of Association”) which in his opinion may be necessary to reflect the business scope of the Company as set out in the Telecommunications Business Permit to be issued by the Ministry of Industry and Information Technology of the PRC (the details of the amendments shall be governed by the relevant content in the Telecommunications Business Permit to be issued by the Ministry of Industry and Information Technology of the PRC).

THAT any director of the Company be and is hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.”

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 1 August 2008

Notes:

(1)	Capitalised terms used in this Notice shall have the same meanings ascribed to such terms in the Company’s circular to shareholders dated 1 August 2008.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(2)	The register of members of the Company will be closed from 17 August 2008 to 16 September 2008 (both dates inclusive). The Company would like to remind shareholders that the register of members of the Company has been closed from 6 August 2008 to 5 September 2008 (both dates inclusive) for another extraordinary general meeting of the Company to be held on 5 September 2008. Accordingly, the register of members of the Company will remain closed from 6 August 2008 until 16 September 2008. Any person registered as a shareholder on the register of members of the Company at 4:30 p.m. on 5 August 2008 is entitled to attend the extraordinary general meeting to be held on 16 September 2008.

(3)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 26 August 2008.

(4)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(7)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100140

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(8)	The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806-1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(9)	The registration procedure for attending the extraordinary general meeting:

Shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(10)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(11)	As of the date of this notice, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

Exhibit 1.2

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held in 31 Jinrong Street, Xicheng District, Beijing, PRC on 16 September 2008 at 11:00 a.m., for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions and a special resolution, respectively:

ORDINARY RESOLUTIONS

1.	“THAT the Telecom CDMA Lease, a copy of which has been initialled by the chairman of this meeting (the “Chairman”) and for the purpose of identification marked “A”, the continuing connected transactions contemplated under the Telecom CDMA Lease and the proposed annual caps be and are hereby generally and unconditionally approved and any director of the Company is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

2.	“THAT the Interconnection Settlement Supplemental Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, the continuing connected transactions contemplated under the Interconnection Settlement Agreement (as amended by the Interconnection Settlement Supplemental Agreement) and for which no annual caps have been proposed, be and are hereby generally and unconditionally approved and any director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

3.	“THAT the Engineering Framework Supplemental Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “C”, the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by the Engineering Framework Supplemental Agreement), together with the proposed annual cap be and are hereby generally and unconditionally approved and any director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.”

B-1

4.	“THAT the Ancillary Telecommunications Services Framework Supplemental Agreement, a copy of which has been initialled by the Chairman and for the purpose of identification marked “D”, the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by the Ancillary Telecommunications Services Framework Supplemental Agreement), together with the proposed revised annual cap and proposed annual cap be and are hereby generally and unconditionally approved and any director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to such continuing connected transactions.”

SPECIAL RESOLUTION

5.	“THAT subject to the passing of ordinary resolution no. 1 above, any director of the Company be and is hereby authorised to make such amendments to the articles of association of the Company (the “Articles of Association”) which in his opinion may be necessary to reflect the business scope of the Company as set out in the Telecommunications Business Permit to be issued by the Ministry of Industry and Information Technology of the PRC (the details of the amendments shall be governed by the relevant content in the Telecommunications Business Permit to be issued by the Ministry of Industry and Information Technology of the PRC).

THAT any director of the Company be and is hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.”

By Order of the Board
China Telecom Corporation Limited Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 1 August 2008

Notes:

(1)	Capitalised terms used in this announcement shall have the same meanings ascribed to such terms in the Company’s circular to shareholders dated 1 August 2008.
(2)	The register of members of the Company will be closed from 17 August 2008 to 16 September 2008 (both dates inclusive). The Company would like to remind shareholders that the register of members of the Company has been closed from 6 August 2008 to 5 September 2008 (both dates inclusive) for another extraordinary general meeting of the Company to be held on 5 September 2008. Accordingly, the register of members of the Company will remain closed from 6 August 2008 until 16 September 2008. Any person registered as a shareholder on the register of members of the Company at 4:30 p.m. on 5 August 2008 is entitled to attend the extraordinary general meeting to be held on 16 September 2008.
(3)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 26 August 2008.
(4)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.
(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

B-2

(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(7)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100140

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(8)	The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806-1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(9)	The registration procedure for attending the extraordinary general meeting:

Shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(10)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(11)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

B-3